FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Annual Report on Corporate Governance- Financial year 2003

Telefónica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

In order to comply with the requirements of article 116 of the Spanish Stock Market Act and with Order/3722/2003 of 26 December 2003, the Corporate Governance Report of Telefónica, S.A. for the year 2003 is attached to this notification, after having been approved by the Board of Directors of Telefónica, S.A. The report will be made available to the shareholders on the company website (www.telefonica.es/www.telefonica.com).

Madrid, 8 March 2004

ANNUAL REPORT

ON CORPORATE GOVERNANCE

Financial year 2003

- - Index - -

1. INTRODUCTION.
2. SHAREHOLDING STRUCTURE
2.1 SHARE CAPITAL
2.2 SIGNIFICANT SHAREHOLDINGS
2.3 RELATIONS WITH SIGNIFICANT SHAREHOLDERS
2.4 SHAREHOLDINGS OF THE MEMBERS OF THE BOARD OF DIRECTORS.
2.5 EXISTENCE OF SHAREHOLDERS’ AGREEMENTS.
2.6 INFORMATION ON OWN PORTFOLIO
3. STRUCTURE OF THE BOARD
3.1 COMPOSITION OF THE BOARD OF DIRECTORS.
3.2 RULES OF ORGANISATION AND OPERATION OF THE BOARD OF DIRECTORS
3.2.1 Procedure to select, appoint and remove Directors
3.2.2 Operation of the Board of Directors.
3.2.3 The Executive Committee
3.2.4 Board of Directors sub-committees
3.2.4.1 Audit and Control Committee
3.2.4.2 Nominating, Compensation, and Corporate Governance Committee
3.2.4.3 Human Resources and Corporate Reputation Committee
3.2.4.4 Regulation Committee
3.2.4.5 Service Quality and Customer Service Committee
3.2.4.6 International Affairs Committee
3.3 REMUNERATION OF THE BOARD OF DIRECTORS MEMBERS
3.4 ADDITIONAL INFORMATION ON THE MEMBERS OF THE BOARD OF DIRECTORS.
3.4.1 Directors appointed in relation to significant shareholders
3.4.2 Members of the Board of Directors of Telefónica with management or executive offices in other companies in the Group
4. INFORMATION ON RELATED PARTY TRANSACTIONS AND INTRAGROUP OPERATIONS
4.1 OPERATIONS PERFORMED WITH SIGNIFICANT SHAREHOLDERS
4.2 OPERATIONS PERFORMED WITH THE DIRECTORS AND EXECUTIVES OF THE COMPANY AND OF THE GROUP COMPANIES
4.3 SIGNIFICANT OPERATIONS PERFORMED WITH OTHER COMPANIES BELONGING TO THE SAME GROUP
5. INFORMATION ON RISK CONTROL SYSTEMS.
5.1 GENERAL RISK CONTROL MODEL.
5.2 CONTROLS OVER THE FINANCIAL-ACCOUNTING INFORMATION PROCESS
6. RELATIONS WITH SHAREHOLDERS AND MARKETS
6.1 OPERATION OF THE GENERAL SHAREHOLDERS’ MEETING.
6.1.1 Existence and description of the Regulations of the General Shareholders’ Meeting
6.1.2 Rights of the shareholders in relation to the General Shareholders’ Meeting
6.1.3 Attendance data from previous Meetings
6.1.4 List of the resolutions passed by the General Shareholders’ Meeting
6.2 TRANSPARENCY AND DISCLOSURE.
6.2.1 Shareholders’ Office
6.2.2 Investor Relations Department
6.2.3 Market disclosure
6.2.4 Information on the web page
7. DEGREE OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS.
7.1 TELEFÓNICA, S.A.
7.2 OTHER COMPANIES IN THE TELEFÓNICA GROUP

INTRODUCTION

The Annual Report on Corporate Governance of Telefónica, S.A. (hereinafter “Telefónica” or the “Company”) for financial year 2003, approved by its Board of Directors, at its meeting held on 25th February 2004, after the Nominating, Compensation and Corporate Governance Committee report, aims to provide a detailed explanation of the structures of the corporate governance system of Telefónica and its practical operation to inform its shareholders and investors.

The Board of Directors provides the shareholders this Report, in fulfilment of the obligation established under “Act 26/2003, of 17th July, that amends Act 24/1988, of 28th July on the Stock Exchange, and the reviewed text of the Spanish Companies Act, approved by Royal Decree 1564/1989, of 22nd December, in order to reinforce the transparency of the Spanish listed companies” (Transparency Act). In any case, one must point out that the Company already published a first Report on Corporate Governance relating to financial year 2002, prior to this report legally required.

In preparing this Report, the provisions of said Act 26/2003 have been complied with, as well as the provisions complementing such Actin “Order/3722/2003, of 26th December, on the annual report on corporate governance and other information instruments for listed companies and other firms”. Moreover, information has been included on other matters that may be of interest to shareholders and investors, such as that on the work carried out by the Board of Directors and its Sub-committees during financial year 2003, or that related to the channels of information between the Company and the market. One must point out that all the data contained in this Report refers to the financial year ended on 31st December 2003, except in the matters for which another specific date of reference is provided.

This Report also states the degree of implementation of Corporate Governance practices in other listed companies within the Telefónica Group. In this sense, one must point out that this Group has a total of 21 listed companies of six different nationalities and Telefónica has been the driving force to ensure all these companies fulfil minimum standards of common corporate governance, regardless of their nationality and the markets they are listed on, just as detailed in section 7.2 of this Report. On the other hand, the three Spanish listed companies in the Group have prepared their respective Reports on Corporate Governance to an identical structure to this Report, in order to provide the shareholders homogeneous information in the matter, respecting, in all cases, the autonomy of decision of their respective governing and executive bodies.

The fundamental principles of Telefónica’s corporate governance are set forth in its Articles of Association and the Regulations of its Board of Directors. Both documents are available to the shareholders and investors at the Company registered office and on its web page.

SHAREHOLDING STRUCTURE

2.1 SHARE CAPITAL.

On the date of this Report, the share capital of Telefónica, subscribed and fully paid up, amounted to 4,955,891,361 euros, and it is divided into 4,955,891,361 shares of one euro face value each.

All the Telefónica shares are ordinary, of a sole series, and are represented by account entries.

The shares are fully subscribed and paid up and grant the same rights and obligations to all shareholders. Telefónica shareholders do not have any accessory rights whatsoever. Likewise, the Articles of Association of Telefónica contain no provision on privileges, special powers or rights arising from the holding of shares. Moreover, there are no statutory articles that impose any restriction or limitation on the free transfer of the Telefónica’s shares.

Regardless of this, by virtue of what is set forth in “Act 5/1995, of 23rd March, on the legal regime for the disposal of state shareholdings in certain companies”, the Council of Ministers approved “Royal Decree 8/1997, of 10th January, an Application of the Regime of Prior Administrative Authorisation for Telefónica and other companies in its Group” in which it established the need to request administrative authorisation prior to Telefónica adopting certain resolutions, especially relevant ones, once the State shareholding had totally disappeared. Acquisition of shares in Telefónica was also subject to the regime of prior administrative authorisation when giving rise to disposal of at least 10 per cent of the relevant stock capital.

After amendment of “Act 5/1995, of 23rd March on the legal regime of disposal of state shareholdings in certain companies” introduced by “Act 6/2003, of 30th December (Accompanying Act)”, there is now, in force as of 18th February 2007, a regime of administrative intervention (need for notification and power of veto by the Spanish State) in relation to acts of disposal of shares of Telefónica that represent at least 10 per cent of its share capital.

Lastly, and pursuant to the terms set forth in the Company’s Articles of Association, no shareholder may cast a number of votes exceeding 10 per cent of the total Company’s share capital with the right to vote existing at each moment, regardless of the number of the shares held. When determining the maximum number of votes each shareholder may cast, only the shares each one is holder of shall be calculated, not including those of other holders who have delegated representation on the former.

The limitation established in the preceding paragraph shall also be applicable to the maximum number of votes that maybe cast – jointly or separately – by two or more shareholder companies belonging to a same group of companies, as well as the maximum number of votes that may be cast by a shareholding individual or corporation and the entity or entities that control these directly or indirectly control these.

Considering the total stock capital of Telefónica, and in relation to its present shareholding structure, that limit to the number votes established in its Articles of Association lacks application in practice, as at present there is no shareholder with a direct or indirect shareholding exceeding 6 per cent of the share capital.

2.2 SIGNIFICANT SHAREHOLDINGS.

To the extent that the Telefónica shares are represented by account entries, there thus being no record of shareholders kept by the Company itself, it is not possible to precisely ascertain its shareholding structure.

In any case, according to the existing information at the Company, one may say that there is no individual or corporation that directly or indirectly, alone or jointly, exercises, or may exercise control over Telefónica, on the terms established in article 4 of the Securities Markets Act.

There are, however, certain shareholders who hold stakes that may be considered significant, in the sense of Ministerial Order 3722/2003, of 26th December, who are as follows:

	Total		Direct stake		Indirect stake
	Percentage	Shares	Percentage	Shares	Percentage	Shares
BBVA (*)	6.09%	301,813,784	1.81%	89,701,634	4.28%	212,112.150
“La Caixa” (**)	3.5%	173,456,198	-	-	-	-

(*) According to the information provided by the Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, BBVA) in its Annual Accounts on 31st December 2003. As the bank states in that document, the stake held with the criteria of continued shareholding in the capital of is 5.17%.

(**) According to the data provided by the Caja de Ahorros y Pensiones de Barcelona, “La Caixa” (hereinafter, La Caixa) on its Web Page, with information updated to 31st December 2003.

According to the information available to the Company, during financial year 2003, there were no significant changes in its capital structure.

In relation to these significant shareholders, the persons identified in chapter III of this Report have been proposed as members of the Board of Directors.

In addition to these significant stakes held on stable terms, according to the notification issued to the National Stock Exchange Commission on 8th January 2003, the financial institution Chase Manhattan Nominees Ltd., held a stake of 6.80% in the stock capital of Telefónica, as depository entity, so that stake is held in name and on behalf of its customers.

Moreover, on 6th February 2004, the financial institution Citibank, NA held 242,688,336 shares in Telefónica that represented 4.9% of its stock capital, according to the internal reports prepared by the Company itself. That stake is held as established in the Depository Agreement granted between the Company and Citibank NA, in name and on behalf of the holders of ADRs, for the purposes of issue and trading of those societies on the New York Stock Exchange and the Stock Exchange of Lima. According to the terms of that agreement, Citibank N.A. is obliged to exercise the political and economic rights it holds according to the instructions it is sent by the holders of ADRs, on the terms and conditions established in the depository agreement.

According to the information obtained from “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores” (Securities, Recording, Clearing and Settlement Systems Management Company) (Iberclear), dated April 2003[1], the number of shareholders of Telefónica, according to individualised records in favour of individuals and corporations, amounted to approximately 1,693,049 shareholders.

[1] As there is no register of shareholders of the Company, the last data that could be obtained by Telefónica is that included in the X-25 requested from Iberclear when the last Ordinary General Meeting of Shareholders of the Company was held.

2.3 RELATIONS WITH SIGNIFICANT SHAREHOLDERS.

The Company maintains ordinary commercial relations with both significant shareholders, in relation to which detailed information is provided in section 4.1 of this Report. These operations are performed under market conditions, subject to the requisites concerning transactions with significant shareholders established in the Regulations of the Board of Directors.

As to the corporate relations there may be with these shareholders, it is pointed out, in relation to BBVA, that Telefónica, through its subsidiary Telefónica de España, S.A.U., is the holder of 36,215,223 shares in BBVA, which represents 1.13% of its stock capital.

On the other hand, the following table details the companies in which Telefónica and BBVA hold joint stakes:

Company	Stake held by Telefónica	Stake held by BBVA	Activity
SPAIN
Adquira España, S.A.	40%(1)	40%(2)	Providing telecommunications, internet and e-commerce services.
Azeler Automoción, S.A.	50%(3)	50%(4)	Automotive portal.
Hispasat, S.A.	13,23%	10,75%(5)	Operating satellite communications system.
Iniciativas Residenciales en Internet, S.A.	50%(3)	50%(2)	Real estate portal.
Mobipay España, S.A.	13,3%(6)	8%(2)	Development of means of payment by mobile telephony.
Mobipay International, S.A.	36%(7)	27,5%(2)	Development of means of payment by mobile telephony.
On line services for multiple users, S.A. (SOLIUM)	33,3%(8)	33,3%(2)	Providing technological services such as Internet support and operations.
Telefónica Factoring E.F.C., S.A.	50%	30%	Providing factoring services for the suppliers in the Telefónica Group.
Uno-e Bank, S.A.	33%(3)	67%(9)	Providing Internet banking services.
BRAZIL
Telefónica Factoring Brasil, S.L.	59,98	10,24%(10)	Providing factoring services for suppliers in the Telefónica Group.
COLOMBIA
Telefónica Data Colombia, S.A.	65%(11)	35%(12)	Providing telecommunications services.
MEXICO
Adquira México S.A. de C.V.	50%(13)	50%(14)	Providing solutions to optimise the purchase and sale of goods and services between companies.
OTHER COMPANIES
Atento, N.V.	91,35%	8,65%(15)	Providing telemarketing services.

(1) Stake held through its subsidiary, Telefónica de España, S.A.U. (20%) and Telefónica Publicidad e Información, S.A. (20%).
(2) Stake held through its subsidiary, Banco Bilbao Vizcaya E-Commerce, S.A.
(3) Stake held through its subsidiary, Terra Networks, S.A.
(4) Stake held through its subsidiary, Banco Bilbao Vizcaya E-Commerce, S.A. (25%) and Finanzia Banco de Crédito Local, S.A.(25%).
(5) Stake held through its subsidiary, BBVA Factoring, S.A.
(6) Stake held through its subsidiary, Telefónica Móviles España, S.A.U.
(7) Stake held through its subsidiary, Telefónica Móviles, S.A.
(8) Stake held through its subsidiary, Telefónica Data España, S.A.U.
(9) Stake held through its subsidiaries, Banco Bilbao Vizcaya E-Commerce, S.A. (51%) and Finanzia Banco de Crédito Local, S.A. (16%).
(10) Stake held through its subsidiary, BBVA Factoring, S.A.
(11) Stake held through its subsidiary, Telefónica DataCorp, S.A.U.
(12) Stake held through its subsidiary, Cidessa Uno, S.L. (100% owned).
(13) Stake held through its subsidiary, Katalyx Inc.
(14) Stake held through its subsidiary, Visacom, S.A. de C.V.
(15) Stake held through its subsidiary, General de Participaciones Empresariales, S.L.

Moreover, as to La Caixa, Telefónica Soluciones Sectoriales, S.A.U. (a subsidiary of Telefónica de España, S.A.U.) holds 6.92% of the stock capital of Barcelona Empren, S.A., in which the BBVA and La Caixa each hold 6.92%. Likewise, that same subsidiary of the Telefónica Group holds a 5% in the company Foment de Ciutat Vella, S.A., in which BBVA holds 10% and La Caixa 12.5%.

Lastly, as to the possible existence of crossed or linked Directors, it must be mentioned, in relation to Telefónica, that Telefónica de España, S.A.U. was appointed a member of the Board of Directors of BBVA. At present, Mr Angel Vilá Boix represents that corporation on the Board of Directors of the company.

2.4 SHAREHOLDINGS OF THE MEMBERS OF THE BOARD OF DIRECTORS.

According to the data available to the Company, the total number of shares in Telefónica held individually by the present Directors of the company, directly or indirectly, on the date of this Report, amount to 747,763 shares (0.015% of the stock capital):

Name

	Directly held	Indirectly held	Number of shares held
Mr César Alierta Izuel	481,397	---	481,397
Mr Isidro Fainé Casas (1)	7,164	---	7,164
Mr José Antonio Fernández Rivero (2)	115	---	115
Mr Fernando de Almansa Moreno-Barreda	2,112	---	2,112
Mr Jesús María Cadenato Matía (2)	9,906	---	9,906
Mr Maximino Carpio García	5,836	---	5,836
Mr Carlos Colomer Casellas	543	---	543
Mr Alfonso Ferrari Herrero	1,811	99,500(4)	101,311
Mr José Fonollosa García (2)	---	---	---
Mr Gonzalo Hinojosa Fernández de Angulo	37,958	---	37,958
Mr Miguel Horta e Costa	354	---	354
Mr Pablo Isla Alvarez de Tejera	386	---	386
Mr Luis Lada Díaz	30,000	---	30,000
Mr Antonio Massanell Lavilla (1)	2,106	642 (3)	2,748
Mr Enrique Used Aznar	19,450	17,988 (4)	37,438
Mr Mario E. Vázquez	10	---	10
Mr Antonio Viana−Baptista	21,994	---	21,994
Mr Gregorio Villalabeitia Galarraga (2)	53	---	53
Mr Antonio Alonso Ureba	8,438	---	8,438
TOTAL	629,633	118,130	747,763

(1) Appointed at the proposal of La Caixa.
(2) Appointed at the proposal of BBVA.
(3) Stake held through relatives in the first degree.
(4) Stake held through two controlled companies, one 60% and the other 100%.

2.5. EXISTENCE OF SHAREHOLDERS’ AGREEMENTS.

Telefónica has received no notifications whatsoever of the existence of agreements between its shareholders.

2.6. INFORMATION ON OWN PORTFOLIO.

On 31st December 2002, Telefónica had a total of 91,631,076 own shares, that represented 1,88516% of the stock capital of the Company.

During financial year 2003, and in fulfilment of the obligation to notify acquisition of own shares, Telefónica, on 22nd October 2003, notified the CNMV, the accumulated acquisition of a total 50,372,028 own shares (gross purchases) that represented 1.016% of the existing share capital on the date of that communication. On that date, the position of the net own portfolio of the Company was 30,051,447 shares, that represented 0.606% of their share capital.

Lastly, one must state that, on 31st December 2003, Telefónica had a total of 41,732,869 own shares, that represented 0.842 % of the stock capital of the Company.

STRUCTURE OF THE BOARD OF DIRECTORS

The rules of organisation and operation of the Company’s Board of Directors, and its Sub-committees are set forth in the Company’s Articles of Association and in the Regulations of its Board of Directors. Both documents are available to all the shareholders and investors, at the registered office of the Company and on its web page.

3.1 COMPOSITION OF THE BOARD OF DIRECTORS .

Telefónica’s Articles of Association foresee that the Board of Directors shall be comprised of a minimum of five and a maximum of twenty members, who shall be appointed by the General Shareholders’ Meeting. Provisionally, according to the provisions contained in the Spanish Companies Act and in the Articles of Association, the Board of Directors may cover existing vacancies by co-option.

Telefónica’s Board of Directors is now comprised of nineteen Directors, a number that is considered adequate to ensure effective operation, considering the complexity of the Group the company heads, the significant number of companies that comprise it, the variety of sectors in which it carries out its activity, its multinational nature, as well as its economic and corporate relevance.

As of the date of this Report, the Board of Directors of Telefónica is comprised of the following persons:

Name	Post	Type of director	Date of first appointment	Date of last appointment
Mr César Alierta Izuel	Chairman (1)	Executive	29-01-1997(8)	12-04-2002
Mr Isidro Fainé Casas	Vice-Chairman	Proprietary(6)	26-01-1994(8)	15-06-2001
Mr José Antonio Fernández Rivero	Vice-Chairman	Proprietary(7)	12-04-2002(8)	12-04-2002
Mr Fernando de Almansa Moreno-Barreda	Director	Independent	26-02-2003(8)	11-04-2003
Mr Jesús María Cadenato Matía	Director	Proprietary(7)	11-04-2003	11-04-2003
Mr Maximino Carpio García	Director	Independent	29-01-1997(8)	12-04-2002
Mr Carlos Colomer Casellas	Director	Independent	28-03-2001(8)	15-06-2001
Mr Alfonso Ferrari Herrero	Director	Independent	28-03-2001(8)	15-06-2001
Mr José Fonollosa García	Director	Proprietary(7)	11-04-2003	11-04-2003
Mr Gonzalo Hinojosa Fernández de Angulo	Director	Independent	12-04-2002	12-04-2002
Mr Miguel Horta e Costa	Director	Independent	17-03-1998	11-04-2003
Mr Pablo Isla Alvarez de Tejera	Director	Independent	12-04-2002	12-04-2002
Mr Luis Lada Díaz	Director(2)	Executive	10-08-2000(8)	15-06-2001
Mr Antonio Massanell Lavilla	Director	Proprietary (6)	21-04-1995	15-06-2001
Mr Enrique Used Aznar	Director	Independent	12-04-2002	12-04-2002
Mr Mario E. Vázquez	Director(3)	Executive	20-12-2000(8)	15-06-2001
Mr Antonio Viana−Baptista	Director(4)	Executive	12-01-2000(8)	04-02-2000
Mr Gregorio Villalabeitia Galarraga	Director	Proprietary (7)	27-02-2002(8)	12-04-2002
Mr Antonio Alonso Ureba	Director-Secretary(5)	Executive	28-03-2001(8)	15-06-2001

(1) Executive Chairman of the Company.
(2) General Manager of Development, Planning and Regulation at Telefónica.
(3) Executive Chairman of Telefónica de Argentina, S.A
(4) Executive Chairman of Telefónica Móviles, S.A.
(5) Secretary General of Telefónica.
(6) Appointed at the proposal of La Caixa.
(7) Appointed at the proposal of BBVA.
(8) Appointed by the pre-emptive procedure, that appointment being confirmed at the General Shareholders’ Meeting immediately following.

On the other hand, as of the date of this Report, the positions held by the Directors on the Board sub-committees are specified in the following table:

Directors	Executive Committee	Audit	Appointment	Human Resources	Regulation	Quality	Internat. Affairs
Mr César Alierta Izuel	X
Mr Isidro Fainé Casas	X
Mr José Antonio Fernández Rivero		X			X
Mr Fernando de Almansa Moreno-Barreda							X
Mr Jesús María Cadenato Matía	X
Mr Maximino Carpio García	X	X	X
Mr Carlos Colomer Casellas	X					X
Mr Alfonso Ferrari Herrero			X	X			X
Mr José Fonollosa García
Mr Gonzalo Hinojosa Fernández de Angulo		X				X
Mr Miguel Horta e Costa
Mr Pablo Isla Alvarez de Tejera			X	X
Mr Luis Lada Díaz							X
Mr Antonio Massanell Lavilla		X		X		X
Mr Enrique Used Aznar				X	X		X
Mr Mario E. Vázquez
Mr Antonio Viana−Baptista	X
Mr Gregorio Villalabeitia Galarraga	X		X				X
Mr Antonio Alonso Ureba	X				X

As to the status of the Directors, the composition of the Board of Directors of Telefónica fully complies with the recommendations in matters of corporate governance, as it includes a significant number of independent Directors (eight) and external Directors (proprietary and independent) forming an wide majority over the executive ones (fourteen to five). Lastly, the independent Directors are in majority in relation to the proprietary ones (eight to six).

The Regulations of the Board of Directors cover the main rights and obligations of the members of the Board, especially those arising from the fundamental duties of diligence and loyalty.

3.2 RULES OF ORGANISATION AND OPERATION OF THE BOARD OF DIRECTORS.

3.2.1 Procedures for selection, appointment and removal of Directors.

The main principles of organisation and operation of the Board of Directors are set forth in the Articles of Association and Regulations of the actual Board, approved on 29th January 1997 and amended on 22nd July 1998, which is available for consultation at the registered office of the Company and on its web page. Those Regulations also regulate the organisation and operation of the Executive Committee and the Board sub-committees.

As already mentioned, according to the Articles of Association, the Board of Directors will be comprised of a minimum of five and a maximum of twenty members.

The proposals for appointment of Directors must be preceded by a favourable report by the Nominating, Compensation and Corporate Governance Committee, which shall not be binding.

In this sense, one must point out that the appointment of Directors at Telefónica is subject, as a general rule, to the decision of the General Shareholders’ Meeting. Only on certain occasions when it is indispensable due to vacancies arising since the last General Shareholders’ Meeting, may it proceed, as established in the Spanish Companies Act, to appointment by co-option, with a prior report by the Nominating, Compensation and Corporate Governance Committee, that decision being ratified, in all cases, by the first General Shareholders’ Meeting held thereafter.

The only appointment by co-option performed during financial year 2003 was submitted by the Board of Directors for ratification to the General Shareholders’ Meeting and was granted a favourable report by the Nominating, Compensation and Corporate Governance Committee. That appointment was ratified by the Ordinary General Shareholders’ Meeting held on 11th April 2003 that also approved appointment of another two members of the Board.

The appointment of external or non-executive Directors must be assigned to persons of recognised solvency, competency and professional experience, who are willing to dedicate a sufficient amount of their time to the Company, being extremely thorough in relation to the selection of the persons called to cover an independent Director position.

As to the appointment of independent Directors, the Regulations of the Board of Directors establishes that it may not propose or appoint to cover an independent Director position any person who has, or who has had a stable relation of certain relevance with the management of the Company, or who are linked for family, professional or commercial reasons to any of the executive Directors or other top management of the Company, and must also lack stable relations with the proprietary Directors and with the entities or corporate groups represented by them.
The Directors are appointed for a period of five (5) years and may be re-elected one or more times for equal times of maximum duration, and must submit their letter of resignation to the Board of Directors when they reach the age of seventy (70) years. The executive Directors shall cease to hold office when they reach the age of sixty five (65), although they may continue to be Directors if so decided by the Board itself.

Besides, the Directors must hand in their resignation to the Board of Directors and formalise the relevant resignation: (i) when they cease to hold the executive post linked to their appointment as Director, or when the reasons for which they were appointed disappear, (ii) when they incur in any legally foreseen causes of incompatibility or prohibition, (iii) when they receive a severe admonition by the Nominating, Compensation and Corporate Governance Committee due to having failed to fulfil any of their obligations as Directors, or (iv) when their remaining on the Board may affect the credibility or reputation the Company has on the markets, or put its interests at risk in any other way.

3.2.2 Operation of the Board of Directors.

The Board of Directors is the supervisory and controlling body of the Company’s activity and exercises specific responsibilities in relation to the strategy and direction of the business and co-ordination of its Group of companies, entrusting ordinary management of its business to the executive bodies and management team.

The Articles of Association and Regulations of the Board of Directors foresee that the Board of Directors shall hold its ordinary meeting once a month and, at the initiative of the Chairman, as often as deemed appropriate for proper running of the Company. According to this, the Board of Directors sets an annual calendar of ordinary meetings. During financial year 2003, the Board of Directors of Telefónica held 13 meetings – 11 of them ordinary and two extraordinary – of approximately four hours duration each.

As established in the Regulations of the Board, and except in cases in which another quorum has specifically been set, the resolutions shall be adopted by the majority of the Directors appearing at the meeting, present or represented.

In order to guarantee adequate preparation of the sessions and in order for the members of the Board to have all the necessary information, the sessions have a pre-established Agenda, which is notified at least three days before the date set for the meeting to be held, along with the calling of the session. To that same end, the Directors are sent the documentation related to the Agenda sufficiently in advance, it being completed with the documentation and written presentations that are provided when holding the meeting.

To provide the necessary information and clarifications in relation to some of the matters dealt with, practically all the meetings of the Board held in 2003 were attended by the main executives of the Group, to matters within their remit.

In order to provide information on the activity carried out by this body during financial year 2003, it is pointed out that the Board of Directors of Telefónica has known, debated or taken the relevant decisions on the matters within its competence, among which the following must be emphasised as the most outstanding:

(a) In relation to the Company’s finances:

▪ Results: On a monthly basis, a detailed presentation has been made to the Board summarising the consolidated results of the Telefónica Group and its main Lines of Activity.

▪ Periodic financial information: The Board has been presented financial information on each quarter, or in each semester, on financial year 2003, prior to its presentation to the Markets and their regulatory Bodies.

▪ Economic information on Latin America: Given the importance to the Telefónica Group of its interests in Latin America, the Board has periodically monitored the economic situation, as well as the evolution of the business in the countries in that Region in which the Group is present.

▪ Other matters of a financial nature: The passing of resolutions on financial matters by the Board has always been preceded by the Directors being provided all the relevant information. Thus, during financial year 2003, the following operations, among others, have been considered: issues of bonds by Telefónica Europe, B.V., scheme to issue corporate promissory notes, re-structuring of debt at Telefónica Argentina, S.A., etc.

(b) In relation to the business of the Group :

▪ Strategic aspects and objectives: The Board has deliberated and adopted decisions on strategic aspects and objectives of the Group overall, and of its main Lines of Activity.

▪ Monitoring the activity: Apart from monitoring the activity and controlling management of the Group business, which is performed monthly when the Board is provided the preview of the consolidated results and the results of each Line of Activity (the agenda of each meeting contains a point titled “Management Report”), on several occasions throughout financial year 2003 have been subject to a monographic examination of the situation and the objectives and strategies of the diverse business in the Group, with intervention before the actual Group by the top executives of each Line of Activity.

▪ Regulatory aspects: The Board has been periodically informed and over the last financial year has amply debated the main regulatory matters that affect the telecommunications Operators in the Group. Considering that, during financial year 2003, a new General Telecommunications Act was published in Spain, this new regulatory framework has been analysed in special detail – especially as to fixed telephony -. Consideration has also been given, on diverse occasions, to the regulatory aspects of the diverse telecommunications businesses in Latin America.

(c) In relation to the structure and organisation of the Company:

▪ Organisational Structure: The Board, following examination and a report by the Nominating, Compensation and Corporate Governance Committee, has considered matters during that financial year related to the organisational structure of the Company and its Group, and has passed major resolutions on restructuring and design of the organisation in the months of September and December 2003.

▪ Directors and Top Management: The Board, following a report by the Nominating, Compensation and Corporate Governance Committee, passed 15 resolutions during financial year 2003 on appointment of Directors and Top Management.

(d) In relation to the internal control systems and other matters:

▪ Company’s market disclosure policy.. In addition to the Board having disclosed specific market decisions or operations, at its meeting on 26th March 2003, the Board of Directors approved the Disclosure Controls and procedures Regulation that regulates the processes of communication, both of specific and periodic information, establishing the general principles that must be respected by the Company in its communications.

▪ Operations with Significant Shareholders: The Board of Directors, following a report by the Nominating, Compensation and Corporate Governance Committee, has considered and approved, as appropriate, transactions with the holders of significant stakes in the Company, in order to fulfil the terms established in the Regulations of the Board of Directors.

Moreover, during financial year 2003, after the appropriate analyses and reports, the Board approved diverse important operations and transactions, among which the following may be emphasised as most relevant:

▪ Strategic alliance between Telefónica and Terra Lycos to replace the strategic resolution of 16th May 2000, to which the company Bertelsmann A.G. was a party. Moreover, Telefónica, Terra Networks, S.A., Lycos Inc, and Bertelsmann A.G. signed a preferential interest agreement that will continue to allow them to explore opportunities of mutually providing communication services, developments and contents to the “on line” market.

▪ Integration of the digital satellite television platforms, Vía Digital and Canal Satélite Digital, through an agreement between Telefónica de Contenidos, S.A.U., a subsidiary of Telefónica, and Sogecable, S.A.

▪ Formulation by Telefónica of a Take-over to Acquire all the shares of Terra Networks, S.A. listed on the Spanish securities trading system and the NASDAQ of the United States.

▪ Process of divestment by Telefónica in relation to its shareholding in Antena 3 de Televisión, S.A, a process that was mandatory to fulfil the terms established in the regulatory laws on private television then in force. That process of divestment was structured through two operations both approved by the Board of Directors of Telefónica. On one hand, the Board of Directors resolved to propose to the Ordinary General Shareholders’ Meeting, held on 11th April 2003, distribution of the Premium Reserve for the Issuance of Shares, by delivery to the Telefónica’s shareholders of shares representing 30% of the Antena 3 share capital; and, on the other hand, at its meeting on 30th April 2003, the Board agreed to accept the offer presented by the Planeta Group for 25.1% of the Antena 3 de Televisión , S.A. share capital.

▪ Furthermore, as to the relation between the Board of Directors and its sub-committees, one must point out – notwithstanding what is detailed in section 3.2 of this Report concerning the activity by these Sub-committees -, that at each ordinary monthly meeting of the Board of Directors, the Chairman of those sub-committees reports to the Board on the activity and main tasks and actions carried out by these during the period immediately preceding; to which end, the agenda of practically all the ordinary sessions of the Board includes a point called “Activities by the Board of Directors sub-committees ”.

3.2.3 The Executive Committee.

The Board of Directors, as well as subject to the legal provisions in force, has delegated its powers and attributes, except those that may not be delegated by law or statute, upon a Executive Committee. That Committee provides the Board of Directors greater operativity and efficiency in performing its duties, providing it the necessary support through the work it carries out, especially to the extent that its composition is smaller than that of the Board and it meets more frequently than it.

The relations between both bodies are based on a principle of transparency, so the Board always has full knowledge of the decisions adopted by this Committee. Thus, the Board of Directors is informed at each of its meetings of all the resolutions passed by the Executive Committee, to which end a summary of the Minutes of the meetings of that Committee are distributed to all the Directors, also proceeding to ratify those resolutions.

On the date of this Report, the Executive Committee of the Board of Directors is formed by the following persons:

Members

Date of appointment

Mr César Alierta Izuel, Chairman	27 January 1999
Mr Isidro Fainé Casas, Vice-Chairman	26 January 1994
Mr Jesús María Cadenato Matía, Spokesman	30 April 2003
Mr Maximino Carpio García, Spokesman	25 October 2000
Mr Carlos Colomer Casellas, Spokesman	28 March 2001
Mr Antonio Viana-Baptista, Spokesman	23 February 2000
Mr Gregorio Villalabeitia Galarraga, Spokesman	27 February 2002
Mr Antonio Alonso Ureba, Secretary	28 March 2001

The rules of operation of this Committee are set forth in the Regulations of the Board, which govern its composition, operation, and its relation to the Board of Directors.

Resolutions will be passed by the majority of the Directors attending, and the Chairman shall cast the deciding vote. The acting Chairman and Secretary to the Executive Committee shall be the same persons as hold these offices on the Board of Directors.

The meetings of the Executive Committee shall be called at least three days before the date foreseen to hold them (normally, they are sent out on the Friday prior to the Committee meeting, which takes place on Wednesday), and that calling includes an advance on the foreseeable Agenda of the meeting.

The Regulations of the Board foresee that the Committee shall hold its ordinary meetings every fifteen days, and as often as called by its Chairman. In 2003, the Executive Committee held 19 meeting, with an average length of 3 hours, most meetings having the intervention of the main Executives of the Group to explain matters related to their respective area of competence. No external advisors have attended the meetings of the Executive Committee.

During financial year 2003, the Committee has examined, in addition to matters related to the ordinary management of the Company, matters related to investment and divestment operations by the Company, and other strategic matters.

3.2.4 Other Committees of the Board of Directors.

The Board of Directors of Telefónica has the following sub-committees:

▪ The Audit and Control Committee,

▪ The Nominating, Compensation and Corporate Governance Committee,

▪ The Human Resources and Corporate Reputation Committee,

▪ The Regulation Committee,

▪ The Service Quality and Customer Service Committee, and

▪ The International Affairs Committee.

3.2.4.1 Audit and Control Committee.

As of the date of this Report, this Committee is formed by the following members:

Members

Date of appointment

Mr Antonio Massanell Lavilla, Chairman	30 August 2000
Mr Maximino Carpio García, Spokesman	29 January 1997
Mr José Antonio Fernández Rivero, Spokesman	12 April 2002
Mr Gonzalo Hinojosa Fernández de Angulo, Spokesman	26 June 2002

All the members of the Audit and Control Committee are non executive Directors. Moreover, according to the most recent international recommendations in this matter, all the members of this Committee have financial training, specifically, its Chairman has ample professional experience in financial and accounting matters. The General Vice-Secretary and Vice-Secretary to the Board of Directors, Mr Ramiro Sánchez de Lerín, is the acting Secretary of this Committee.

As to the object and duties of this Committee, one must mention that the Board of Directors of the Company, in fulfilment of the obligation established by “Act 44/2002, of 22nd November, on Measures to Reform the Financial System” – additional provision eighteen -, submitted introduction of a new article 31 bis to the Articles of Association for approval by the Ordinary General Shareholders’ Meeting held on 11th April 2003, that grants statutory rank to that Committee and regulates its composition and minimum competencies, pursuant to the new legal requisites. That Ordinary General Shareholders’ Meeting approved that amendment to the Articles of Association with sufficient majority of capital.

The Audit and Control Committee has a fundamental role in supervising the process of preparation and reporting of the Company’s financial information, acting as the controller and co-ordinator of the different players involved in them. In that sense, its work is aimed at four fundamental matters:

(i) To know the process of financial information and evaluate the system for accounting verification of the Company,

(ii) To safeguard the independence of the External Auditor, supervising its work and providing a channel for communication between the Board of Directors and External Auditor, between it and the management team of the Company.

(iii) To supervise the internal audit services and

(iv) To supervise the adequacy and integrity of the internal control systems for financial information.

According to what is provided in said article 31 bis of the Articles of Association, the Audit and Control Committee must meet at least once a quarter and as often as appropriate, when called by the Chairman, at his own decision, or when requested by two of its members or the Executive Committee. The Audit and Control Committee is validly constituted by direct attendance, or representation of at least half its members, and it passes its resolutions by majority of those present. In the event of a draw, the Chairman shall cast the deciding vote.

However, in order to hold a greater number of meetings, the Audit and Control Committee resolved, for financial year 2003, to meet at least ten times a year, to which end it prepared a schedule of meetings, arranging to meet on the Friday prior to the week when the Board of Directors of Telefónica meets. That Committee has also met when the circumstances and matters to be dealt with have so required. Thus, during financial year 2003, the Audit and Control Committee held thirteen meetings.

The meetings were held according to the pre-established Agenda and sent to the members of the Committee in advance, along with the calling to each meeting. The deliberations by that Committee and the resolutions and decisions passed by it are documented in the minutes of each meeting.

These meetings were regularly attended by the partner responsible for the Telefónica’s Accounts Auditor to explain and clarify, at the requirement of the Committee, aspects of the audit report and the work performed by the External Auditor. Moreover, at the requirement of the Committee, other members of the management team of the Company and its subsidiaries have participated to explain specific matters that affect their respective areas of competency. Specifically, participation by those responsible for the financial area and accounting consolidation as well as those responsible for internal audit is emphasised. The members of the Committee held separate meetings with each of the contacts when this was considered necessary.

To better perform its duties, and just as expressly set forth in the Regulations of the Board, the Auditing and Control Committee may obtain the advice of external experts. The Committee has not made direct use of this right, although it has dedicated some of its meetings to analyse specific matters that required more in-depth knowledge, which were presented by experts at the Company or by the External Auditor.

On the other hand, the Audit and Control Committee dedicated a monographic session in the month of July to review its own operation and activity, taking the aforementioned legislative novelties into account. Due to that meeting, the Audit and Control Committee approved an annual plan of activities, in which the main matters that must be dealt with by this Committee were dealt with during each financial year, in relation to the following matters: (i) External Auditor, (ii) examination of the integrity of the Financial Statements, (iii) internal auditing and control systems, and (iv) intra-group relations.

Specifically, as to the work carried out by this Committee during financial year 2003, the following matters are emphasised:

(i) In matters of financial – accounting information

▪ As to the Annual Accounts and the Management Report, the Audit and Control Committee analysed and debated the most relevant aspects at the end of financial year 2002, with special attention to the accounting of the main operations performed during that financial year.

▪ This Committee has also been informed, prior to their public disclosure, on the quarterly and semester results of the Company.

(ii) In relation to the External Auditor

▪ The Committee analysed the proposal of appointment of the Accounts Auditor to Telefónica and its consolidated Group of companies, later raising that proposal to the Board of Directors, in order for it propose its appointment to the Ordinary General Shareholders’ Meeting.

▪ In one of the meetings of this Committee, the External Auditor provided a report on the relations between it and the Telefónica Group, as well as its view of the actual duties of the External Auditor in keeping with the legislative changes that had taken place up to date.

▪ On the other hand, after publication of the regulations implementing the Sarbanes-Oxley Act in matters of External Auditor independence, the Committee considered its obligations in the matter and ordered the procedures to engage the External Auditor to the Group to provide any kind of permitted service. Thus, the Committee has approved, after analysis and justification, the provision by the Accounts Auditor to the Company of certain non-audit services.

▪ The Committee approved the fees of the External Auditor, in relation to the actual work auditing the annual accounts, as well as to perform audit related or other kind of services.

(iii) In relation to internal control and internal audit and intervention matters.

▪ The Committee has been informed in detail of the actions carried out by the internal audit and intervention units of the Group.

▪ The Committee has analysed the risk map of the Group and its control model, and it has been informed of the evaluations made from the internal audit services on the operation of the systems aiming at controlling the information reported by the Company to the markets, and on the financial-accounting information control systems.

▪ Likewise, in the first session of the year, the internal audit services presented their annual plan, and in October the Committee considered the proposal for orientation of the work by the internal auditor for financial year 2004. Moreover, the Committee was informed in several different sessions of specific situations related to the work performed by these services.

(iv) Other matters of interest analysed by the Audit and Control Committee.

▪ Analysis of the most relevant legislative and regulatory novelties that may affect the Company, either Spanish[2] or foreign, with special attention in the latter case to the regulations published by the SEC implementing the Sarbanes-Oxley Act.

▪ Presentation and information on the “Audit Committees Information System” (e-SICA) – a computer system through which the members of the Committee are kept permanently up to date with the work being performed by the Audit and Control units without detracting from the confidentiality of the information – and the “System for self-evaluation of internal control” – a system that aims to provide a measure of the internal control of all the companies of the Telefónica Group, by the managers filling out questionnaires adapted specifically to the Group.

▪ Analysis of the present situation of the new International Financial Reporting Standards (IFRS).

▪ Presentation on Computer Auditing: evolution of the activity and plans for financial year 2004.

[2] Act 44/2002, of 22nd November, on Measures for the Reform of the Financial System (“Financial Act”), and Act 26/2003, of 17th July, that amends Act 24/1988, of 28th July, on the Stock Market, and the remodelled text of the Stock Company Act, approved by Legislative Royal Decree 1564/1989, of 22nd December, in order to reinforce the transparency of the Spanish listed companies (“Transparency Act”).

3.2.4.2 Nominating, Compensation and Corporate Governance Committee.

On the date of this Report, the composition of the Nominating, Compensation and Corporate Governance Committee was as follows:

Members	Date of appointment

Mr Alfonso Ferrari Herrero, Chairman	30 May 2001
Mr Maximino Carpio García, Spokesman	30 August 2000
Mr Pablo Isla Alvarez de Tejera, Spokesman	26 June 2002
Mr Gregorio Villalabeitia Galarraga, Spokesman	27 February 2002

All the members of this Committee are external or non executive Directors. The Secretary General and of the Board, Mr Antonio Alonso Ureba, acts as Co-ordinator of this Committee.

The main duties of this Committee are, among others, the following:

(1) To report on the proposals for appointment of the Company Directors and executive officers; on the members of the Executive Committee and other Committees of the Board of Directors, as well as the organisational structure of the Company;

(2) To determine the Executive Chairman remuneration regime and, if appropriate, that of the Managing Director; to set the Directors remuneration regime and review them periodically to ensure their adequacy for the duties they perform, as well as to report on the variable remuneration of the top management;

(3) To report on the incentive plans;

(4) To prepare the Annual Report on Corporate Governance.

The Nominating, Compensation and Corporate Governance Committee set up a schedule of meetings for 2003 that allowed organisation of the tasks and responsibilities it has been entrusted, it usually holding a monthly meeting in the days prior to that of the Board of Directors.

Ten meetings were held during 2003. Prior to holding the meeting, the Directors who are members of it are convened and sent the agenda foreseen in advance, as well as the documentation related to each of the points on that agenda, for review and analysis by the Directors on the Committee.

The Co-ordinator of the Meeting, Mr Antonio Alonso Ureba, General Secretary and Secretary to the Board, takes the minutes of each one of the meetings and keeps the relevant documentation.

Throughout financial year 2003, the Nominating, Compensation and Corporate Governance Committee has had knowledge and has reported, favourably in all cases, for later approval by the Board of Directors or by the Executive Committee, on all Top Management appointments and changes in the structure of the organisation that have taken place at Telefónica, as well as any of the subsidiary companies, as well as appointment of the new members of the Board of Directors of subsidiaries, for later approval by the Board of Directors of the relevant company. To perform that task, the Committee has examined the statutory report on the post to be covered, issued by Human Resources, the Curriculum and profile of the candidate, for adequate assessment of the office and the person proposed.

Likewise, throughout 2003, the Nominating, Compensation and Corporate Governance Committee reported that there were no conflicts of interest in relation to members of the Board of Directors or Top Management of the Company and it has supervised that the different operations performed with significant shareholders BBVA and La Caixa, have been performed under market conditions and have respected the principle of parity in treatment of the shareholders.

At the request of the Chairman of Telefónica, in the first quarter of the year, the Nominating, Compensation and Corporate Governance Committee reported on the Top Management bonuses for financial year 2002, and in 2003 a significant reduction was applied in relation to the economic results of the Group, that had an especial effect on the Chairman and Managing Director.

As a duty of that Committee, the Stock Option schemes of the different companies in the group were examined, concentrating analysis of these on the problems of their application in relation to some of the parties who benefit from them.

Likewise, in fulfilment of one of the main recommendations of Corporate Governance, an evaluation of the Directors’ compensation for financial year 2003 has been undertaken, according to the terms set forth in article 28 of the Articles of Association, and collaboration has been requested, as in preceding years, by a specialised external consultant, to prepare a report on the listed companies
Board members compensation ..
Throughout financial year 2003, modifications have been presented on two occasions in the Organisational Structure of the Telefónica Group by the Chairman of the Company, proceeding to study, analyse this and issue the favourable report required by the Regulations of the Board.

In fulfilment of its basic responsibility, throughout 2003, this Committee has reported on the appointment by co-option of a Board of Directors member and on the creation of a new Board of Directors sub-committee, the International Affairs Committee.

Nominating, Compensation and Corporate Governance Committee provided a favourable report on the Regulations on Communication of Information to the Markets, prepared due to the need to comply with the Sarbanes-Oxley Act, and according to the commitment acquired by the Board of Directors at the last General Shareholders’ Meeting to adopt the best corporate governance practices.

In order to comply with the Transparency Act for listed companies, the Nominating, Compensation and Corporate Governance Committee supervised commencement of the work to prepare the Regulations of the General Shareholders’ Meeting and undertook the work to adapt the Regulations of the Board to the Transparency Act.

Finally, to continue the work undertaken last financial year 2002, it continued the task of examining the situation of the Group considering the recommendations of the different Corporate Governance Codes, the draft of this Corporate Governance Report being presented and reviewed by this Committee several times.

3.2.4.3 Human Resources and Corporate Reputation Committee.

On the date of this Report, the composition of the Human Resources and Corporate Reputation Committee is as follows:

Members

Date of appointment

Mr Pablo Isla Alvarez de Tejera, Chairman	26 June 2002
Mr Alfonso Ferrari Herrero, Spokesman	26 June 2002
Mr Antonio Massanell Lavilla, Spokesman	22 July 1998
Mr Enrique Used Aznar, Spokesman	26 June 2002

All the members of this Committee are external or non executive Directors.

Notwithstanding others it may be attributed by the Board of Directors, this Committee has the main duties, on one hand and in matters of Human Resources, of analysing, reporting and proposing that the Board pass the appropriate resolutions on matters of Company personnel policy; and on the other, in matters of Corporate Reputation, to encourage progress on the Corporate Reputation Project of the Telefónica Group and implementation of its central values, to which end the relevant instruments and tools shall be provided within organisation of the Group.

During 2003, the Human Resources and Corporate Reputation Committee held four meetings. The meetings were held according to the Agenda previously set and sent to the members along with the calling of each meeting. At all the meetings, the different matters submitted for deliberation and, if appropriate, decision, were discussed in due depth, with active intervention by all the members in the different debates. The deliberations of the Committee, the resolutions and decisions made by it, are recorded in the minutes of each meeting, prepared by the Secretary, Ms Consuelo Barbé Capdevila, Under-Director General of the Corporate Department, and later distributed among the members for their approval and remarks. It is then submitted for approval, as point one of the Agenda, of the next meeting of the Committee that is held.

The meetings of this Committee are usually attended by members of the management team responsible for the corporate areas of Human Resources and Corporate Reputation.

During 2003, this Committee examined, debated and analysed the following main matters:

(i) In matters of Human Resources:

▪ The Committee was informed about the situation of the staff at Telefónica de España, S.A.U. and as to alternatives to following in relations with it, as well as the situation of the Collaborating Company system in matters of health assistance.

▪ Presentation of a new model of variable remuneration of the Telefónica Group and analysis of the situation of the matters in course on human resources, in all the lines of activity of the Telefónica Group.

▪ Specifically, those responsible for Human Resources of the main lines of business of Telefónica, -Telefónica de España, Telefónica Móviles and Telefónica Internacional-, presented the Management Report on Human Resources in each one of those lines to the Committee at a monographic session held on 23rd June 2003.

(ii) In relation to Corporate Reputation matters:

▪ The Committee was presented the Memorandum on Corporate Reputation and the statement of the activities carried out in matters of corporate reputation during 2002, and those foreseen for 2003.

▪ The “Monitoring Report on Corporate Reputation” was presented to the Committee, detailing the lines of work established to improve the corporate reputation within the Telefónica Group in aspects in which it is considered that these must be reinforced.

3.2.4.4 Regulation Committee.

On the date of this report, the composition of the Regulation Committee is as follows:

Members

Date of appointment

Mr Enrique Used Aznar, Chairman	26 June 2002
Mr José Antonio Fernández Rivero, Spokesman	26 June 2002
Mr Antonio Alonso Ureba, Spokesman	26 June 2002

This Committee is formed by two external or non executive Directors and by an executive Director.

The main objectives of the Regulation Committee are the permanent monitoring of the main matters of regulatory order that affect the Telefónica Group at each moment and to provide a channel for communication and information between the management team and the Board of Directors in regulatory matters.

The meetings of the Regulation Committee are generally held monthly, except when its Chairman decides not to convene it as no event of especial relevance that need be debated by the Committee has arisen during the period. There is an annual schedule of meetings that is approved at the last meeting of the year immediately preceding. During 2003, the Committee met on eight occasions.

The meetings were held according to a pre-established Agenda and sent to the Committee members in advance, along with the calling for each meeting. The deliberations by this Committee and the resolutions passed by it are recorded in the minutes of each meeting.

The meetings of this Committee are usually attended by Mr Luis Lada Díaz, General Manager of Development, Planning and Regulation, and Mr Javier de la Pinta García, Sub-director General of Corporate Regulation, as well as the Vice-Secretary General and of the Board of Telefónica, Mr Ramiro Sánchez de Lerín, who also acts as Secretary to it, and the Director of the Legal Department of Telecommunications, Ms María Victoria Cerezo Rodríguez-Sedano. Her essential function is to support the Chairman of the Committee in more complex regulatory matters, or those requiring technical knowledge of the matter.

During financial year 2003, the Regulation Committee analysed and debated the most relevant regulatory matters, to which end the corporate regulatory and juridical departments prepare a general document on the regulatory situation of the Telefónica Group, that is updated at each meeting. Moreover, when the matter required, those responsible for regulation and executives of the different Telefónica business Lines were invited to provide a detailed presentation of the regulatory problems in their businesses.

Among the most relevant regulatory matters subject to analysis by the Committee during financial year 2003 one may point out the following:

(i) Analysis of the regulatory situation in Spain: the process of development of the General Telecommunications Act and relevant Regulations, the actions of the Telecommunications Market Committee (CMT) that affect the Telefónica Group and the files open at different Companies, the situation of tariff re-balance at Telefónica de España, the undertakings acquired by Telefónica to develop the cable network, development of the wide band services in Spain, setting the new framework of tariffs and prices of Telefónica de España in the year 2004, and flexibility of the financial commitments linked to the UMTS third generation mobile telephony licence.

(ii) Analysis of the regulatory situation in Latin America: the process has been followed to update the tariff framework in Argentina, and claim measures against the Republic of Argentina. The situation that has arisen in Peru due to the proposal to eliminate the basic rental has been analysed at several meetings, and the Committee was informed on the impact on revenue and the actions taken. Likewise, specific monitoring has taken place at several meetings of the claim of unconstitutionality concerning the concession contract with Telefónica del Perú (TdP) that finally was not successful, and the Committee was informed of the proceedings to request an extension to the concession agreement. The process of renegotiation of the concession agreement with Telesp and the issues related to the tariff readjustment in fixed telephony were the most relevant matters dealt with by the Committee in relation to Brazil. As to Chile, the Committee has monitored the process of negotiation of the new tariff framework for 2004-2009.

(iii) Analysis of the regulatory situation in Europe: The Committee was also informed of the possible impact in Spain of the European Recommendation on relevant markets and the draft of Recommendation on Remedies prepared jointly by the European Committee and the European Group of National Regulators, as well as the activities performed by Telefónica along with other operators and major companies in the European sector in the “Brussels Round Table” initiative.

In 2003, the Regulation Committee commissioned diverse studies by consultancy firms and external legal advisors, related to specific matters of special impact for the Company, related to tariff re-balance of Telefónica de España and in relation to the new General Telecommunications Act.

3.2.4.5 Service Quality and Customer Service Committee.

As of the date of this Report, the composition of the Service Quality and Customer Service Committee is as follows:

Members

Date of appointment

Mr Gonzalo Hinojosa Fernández de Angulo, Chairman	26 June 2002
Mr Carlos Colomer Casellas, Spokesman	26 June 2002
Mr Antonio Massanell Lavilla, Spokesman	26 March 1999

All the members of this Committee are external or non executive Directors.

The Service Quality and Customer Service Committee has the fundamental mission of study and monitoring the quality levels of the main services provided by the companies in the Telefónica Group, as well as the standards of customer service.

In order for this Committee to know and be able to analyse the fulfilment of the goals set, its Chairman commissioned a summary of the variables-objectives for each business line in the Telefónica Group for the year 2003. Moreover, a working method has been provided that allows a quarterly report on each line of activity, related to the evolution of its objectives, based on quality indicators and ratios set for each on of its businesses.

This Committee has met six times during 2003. The meetings follow a fixed agenda, that is sent along with the relevant documentation, approximately fifteen days before the date of the meeting. At each session, the Secretary to the Committee, Ms Marta Turégano Martínez, Director of litigation Matters, takes the relevant minutes. The meetings of the Committee have been attended by diverse representatives of the different lines of activity.

The main matters analysed during 2003 were as follows:

▪ Analysis of the management charts sent by the different lines of business, based on the indicators used for the quality monitoring, in order to set objectives for 2003 and to show the results obtained the previous year for to maintain at least the quality levels.

▪ Presentation of the Quality Plan for Latin America, called T-Latam Regional Plan, aimed fundamentally at setting global objectives to allow effective quality monitoring and perceived within the management organisation of the regional area.

▪ Presentation of the satisfaction study project of the Telefónica Group, that has the fundamental objective of evaluating the risk of customer loss and its reasons, as well as the priorities of the Group when dealing with policies aimed at customer loyalty, considering the variety of countries in which the Group operates.

▪ Analysis of the model proposed by the marketing area for correct evaluation of the level of satisfaction generated by the commercial brands of the Telefónica Group and their effects on the perception and evaluation of the Group.

3.2.4.6 International Affairs Committee.

The International Affairs Committee was created by the Board of Directors on 26th February 2003 and formally constituted by a resolution of the Board of Directors on 28th May 2003. As of the date of this Report, the composition of this Committee isas follows:

Members

Date of appointment

Mr Fernando de Almansa Moreno-Barreda, Chairman	28 May 2003
Mr Alfonso Ferrari Herrero, Spokesman	28 May 2003
Mr Luis Lada Díaz, Spokesman	28 May 2003
Mr Enrique Used Aznar, Spokesman	28 May 2003
Mr Gregorio Villalabeitia Galarraga, Spokesman	28 May 2003

All the members of this Committee are external or non executive Directors, except for one, who is an executive Director.

During financial year 2003, this Committee held two meetings. The meetings follow a fixed agenda, which is sent with the relevant documentation approximately three days before the date of the meeting. At each meeting, the Secretary to the Committee, Ms Marta Turégano Martínez, Director of litigation Matters, takes the relevant minutes. Diverse representative of the different lines of activity have attended the meetings of the Committee.

This Committee has the fundamental mission of analysing the international matters that are relevant to the Telefónica Group, reporting these to the Board of Directors when appropriate. In this sense, the Committee pays special attention to institutional relations with the countries in which companies in the Telefónica Group operate, to the company’s competitive position, to strategy and corporate image matters, and to the agenda and performance of the Company Foundations in such countries.

During 2003, the International Affairs Committee analysed, among others, the following matters:

▪ Examination of the general political-institutional situation in Latin America, with special reference to the social, political and economic situation in the countries where Telefónica operates.

▪ Analysis of the objectives established by Telefónica Móviles in each one of the countries in which the Company is present, and its position in relation to competitors.

▪ Review of the state of the Institutional Relations Plan project prepared in order to develop the presence of Telefónica in International organisations and Forums. The Committee emphasises the importance of this plan and of the creation of a corporate culture in the countries in which the Company operates, as well as in the different international organisations and forums.

3.3 REMUNERATION OF THE BOARD OF DIRECTORS MEMBERS.

The remuneration of the Directors of Telefónica consists of a fixed monthly allowance and per diems for attending the meetings of the Board sub-committees. Executive Directors may also receive the relevant fees for performing their executive duties.

Their regulation is set forth in article 28 of the Articles of Association, that indicate that the sum of the remuneration to be paid by the Company to the Board of Directors is set by the General Shareholders’ Meeting, it being the actual Board of Directors which later distributes that sum among the different Directors. In that sense, the General Shareholders’ Meeting held on 11th April 2003, set the annual maximum gross sum of remuneration to be received by the Board of Directors at 6 million euros, for fixed assignment and per diems for attending the meetings of the Board sub-committees. In that sense, we may point out that, in line with the best practices in this field, remuneration of the Directors is linked to results.

The total amount of remuneration received by the Directors of Telefónica during financial year 2003 amounted to 10,900,943.98 euros: 3,339,958.34 euros by fixed assignment, including the remuneration received for belonging to the Board of Directors of other companies in the Telefónica Group; 120,247.86 euros in per diems for attending the meetings of the Board sub-committees, including per diems for attending the sub-committees of Boards of Directors of other companies in the Telefónica Group: 7,275,864.86 euros in wages and variable remuneration of the executive Directors; 114,872.92 euros in remuneration in kind in favour of executive Directors, that include life insurance premiums; and 50,000 euros in contributions by the Company, as promoter, and in favour of the executive Directors, to pension schemes.

The following tables detail the compensation and sums received by the Directors of Telefónica in that year:

Board of Directors. Annual amount of the set allowance received by each Director (in euros)

OFFICES	2003
Chairman	90,151.92
Vice-Chairmen	150,253.02
members[3]: Executive Proprietary Independent	90,151.92 90,151.92 90,151.92

Executive Committee . Annual amount of the fixed assignment received by each Director (in euros):

OFFICES	2003
Chairman	60,101.19
Vice-Chairman	60,101.19
members	60,101.19

The Directors do not receive any per diems for attending the meetings of the Board of Directors and the Executive Committee.

Other Board sub-committees. Annual amount of the per diems paid during financial year 2003 for attending the meetings of the Board sub-committees, received by the Directors overall:

BOARD-SUBCOMMITTEES	2003
Audit and Control	Per diem for meeting: 858.61 euros No. of meetings paid: 9 Total received: 26,616.91
Nominating, Compensation and Corporate Governance	Per diem for meeting: 858.61 euros No. of meetings paid: 6 Total received: 24,899.69
Human Resources and Corporate Reputation	Per diem for meeting: 858.61 euros No. of meetings paid: 6 Total received: 20,606.64
Regulation	Per diem for meeting: 858.61 euros No. of meetings paid: 5 Total received: 12,879.15
Service Quality and Commercial Care	Per diem for meeting: 858.61 euros No. of meetings paid: 4 Total received: 8,586.1
International Affairs	Per diem for meeting: 858.61 euros No. of meetings paid: 2 Total received: 7,727.49

Executive Directors. Total amounts received by the set of executive Directors for each one of the following matters (in euros).

ITEMS	2003
Wages	3,811,030.07
Variable remuneration	3,464,834.79
Remuneration in kind	114,872.92
Contributions to pension schemes	50,000

The executive Directors Mr César Alierta Izuel, Mr Fernando Abril-Martorell Hernández (who presented his resignation from the position of Managing Director of the Company on 24th September 2003), Mr Antonio J. Alonso Ureba, and Mr Luis Lada Díaz, acting as directors of the Telefónica Group, were the beneficiaries of a remuneration scheme linked to the listed value of the Telefónica share, for the directors of the Group, called “Plan TOP”, the term of which ended during financial year 2003, without them exercising their options to Telefónica shares that were the object of that scheme, so those options were extinguished and became void. The cost to Telefónica of that remuneration scheme during financial year 2003, as to the Executive Directors participating in it, amounted to 1.02 million euros.

Moreover, one must point out that during 2003 the non executive Directors did not receive any remuneration whatsoever in pensions or life insurance, nor did they participate in remuneration schemes linked to the listed value of the shares.

Lastly, the Company does not grant, nor has it granted during 2003, any advances, loans or credits whatsoever to the Directors, nor to any of its main executives, in fulfilment of the requisites of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a company listed on that market.

[3] Moreover, one of the members of the Board of Directors, who is not resident in Spain, receives an additional annual assignment of 60,101.21 euros, due to the special interest he has to the Company due to his experience and dedication in relation to Latin America.

3.4 ADDITIONAL INFORMATION ON MEMBERS OF THE BOARD OF DIRECTORS.

3.4.1 Directors appointed in relation to Significant Shareholders.

Just as stated in section 2.1 of this Report, certain members of the Board of Directors have been appointed in relation to the significant shareholders.

Thus, the following directors have been appointed in relation to BBVA:

- Mr Jesús María Cadenato Matía

- Mr José Antonio Fernández Rivero

- Mr José Fonollosa García

- Mr Gregorio Villalabeitia Galarraga

Moreover, in relation to La Caixa, the following Directors have been appointed:

- Mr Isidro Fainé Casas

- Mr Antonio Massanell Lavilla

All the Directors mentioned have or have had a labour or mercantile relation with the companies in relation to which they have been appointed members of the Board of Directors of Telefónica. Thus, the offices held by each of these persons in those companies are detailed below:

- Mr Jesús María Cadenato Matía is the Major Industrial Corporations Manager at BBVA.

- Mr José Antonio Fernández Rivero is a former Managing Director of BBVA, now in early retirement.

- Mr José Fonollosa García is a former Managing Director of BBVA, now in early retirement.

- Mr Gregorio Villalabeitia Galarraga is a former Managing Director of BBVA, now in early retirement.

- Mr Isidro Fainé Casas is the Managing Director of La Caixa.

- Mr Antonio Massanell Lavilla is Assistant Executive Managing Director of La Caixa.

On the other hand, we must point out that none of the members of the Board of Directors of Telefónica is, in turn, a member of the Board of Directors of either of these two companies. However, one must point out that Telefónica has knowledge of the fact that Mr José Antonio Fernández Rivero has been appointed to the Board of Directors of BBVA at the General Shareholders’ Meeting of that company held on 28th February.

3.4.2 Members of the Board of Directors of Telefónica with management or executive offices in other companies in the Group.

The following are identified as members of the Board of Directors of Telefónica who have management or executive offices in other companies in the Group, specifying those offices in each case:

- Mr Fernando de Almansa Moreno-Barreda is a member of the Boards of Directors of the following companies in the Group: Telefónica Móviles, S.A., Telefónica del Perú, S.A.A, Telecomunicaciones de Sao Paulo, S.A. (Telesp), and Telefónica de Argentina, S.A.

- Mr Jesús María Cadenato Matía is a member of the Board of Directors of Uno-e Bank, S.A.

- Mr Maximino Carpio García is a member of the Board of Directors of Telefónica Móviles, S.A.

- Mr José Antonio Fernández Rivero is Chairman of Adquira España, S.A.

- Mr Alfonso Ferrari Herrero is a member of the Board of Directors of Compañía de Telecomunicaciones de Chile, S.A. and Telefónica del Perú, S.A.A.

- Mr Miguel Horta e Costa is a member of the Board of Directors of Telesp Celular Participaçoes, S.A.

- Mr Luis Lada Díaz is a member of the Board of Directors of Telefónica Móviles, S.A. and Sogecable, S.A.

- Mr Antonio Massanell Lavilla is a member of the Board of Directors of Telefónica Móviles, S.A.

- Mr Enrique Used Aznar is a member of the Board of Directors of Terra Networks, S.A., Telecomunicaciones de Sao Paulo, S.A. (Telesp) and de Telefónica del Perú, S.A.A.

- Mr Mario Eduardo Vázquez is Chairman Executive de Telefónica de Argentina, S.A. He is also Chairman of the following companies in the Group: Telefónica Móviles Argentina, S.A., Telefónica Comunicaciones Personales, S.A., Radio Móvil Digital Argentina, S.A., Radio Servicios, S.A., Telinver, S.A., Atento Argentina, S.A., Katalyx Argentina, S.A., Adquira Argentina, S.A., and Fundación Telefónica; he is also Vice-Chairman of the following companies: Telefónica Holding de Argentina S.A., Compañía Internacional de Telecomunicaciones S.A. Lastly, he is the Managing Director of the following companies in the Group: Katalyx Food Service Argentina S.R.L., Katalyx Cataloguing Argentina S.R.L., Katalyx Construction Argentina S.R.L., Katalyx Transportation Argentina S.R.L.

- Mr Antonio Viana-Baptista is Executive Chairman of Telefónica Móviles, S.A. He is also a Director of the following companies: Telefónica Móviles España, S.A., Terra Networks, S.A., on behalf of Telefónica DataCorp, Brasilcel, N.V, Tele Sudeste Celular Participaçoes, S.A. and Telesp Celular Participaçoes, S.A.

INFORMATION ON RELATED TRANSACTIONS
AND INTRAGROUP OPERATIONS

4.1 OPERATIONS PERFORMED WITH SIGNIFICANT SHAREHOLDERS.

As to operations with significant shareholders, the Company has established control measures set forth under the Regulations of the Board of Directors, so it formally reserves knowledge and authorisation of any transaction between the Company and any of its significant shareholders, as well as following a report by the Nominating, Compensation and Corporate Governance Committee to analyse and evaluate the operation from the point of view of parity in treatment of the shareholders and the market conditions of the same. Moreover, the Directors related to those shareholders are obliged to abstain from the deliberation of those matters.

The two shareholders of Significant Stakes in the stock capital of Telefónica are financial institutions. According to this, the Company has performed operations with both companies within their ordinary activity, and always on market conditions. Thus, during financial year 2003, the types of operations performed were as follows:

(a) As to the usual treasury transactions:

▪ Formalisation/renewal of financing lines.

▪ Formalisation of renting lines.

▪ Formalisation of factoring lines.

▪ Formalisation of banking services agreements: collection and payment of commercial and financial nature, administration and custody of bank guarantees, custody of securities, credit cards, etc.

▪ Temporary Financial Investments, to place treasury surplus.

▪ Sale of promissory notes of the company according to the Telefónica Promissory Notes Issue Programme.

(b) As to capital markets transactions:

▪ Formalisation of bonds or any other debt instrument under any debt programme by Telefónica.

▪ Formalisation of operations with convertible or exchangeable bonds, own shares, shares of companies in the Group and financial stakes.

▪ Formalisation of syndicated loans.

▪ Formalisation of guarantees.

▪ Formalisation of derivative operations on interest rates, exchange rates, political risk or credit risk.

▪ Intermediation operations in stock exchange operations.

During financial year 2003, apart from operations aforementioned, the relevant operations by the Company performed with any of its significant shareholders, were as follows:

Restructuring of the debt of Telefónica Data Colombia with BBVA Banco Ganadero

The Board of Directors of Telefónica – following a favourable report of its Nominating, Compensation and Corporate Governance Committee -, resolved on 29th January 2003, to approve the restructuring of the debt that Telefónica Data Colombia had with the Colombian institution BBVA Banco Ganadero, amounting to 26.051 million Colombian pesos (approximately 9 million euros), by novation of part of the loans granted by that Bank (amounting to approximately half that debt) and capitalisation of an amount approximately equivalent to 4.5 million euros, that involved subscription by the said creditor Bank of shares representing 35% of the stock capital of Telefónica Data Colombia.

Loan by BBVA to Telefónica Data Colombia

As resolved by the Board of Directors of Telefónica on 30th April 2003 – passed following a favourable report of its Nominating, Compensation and Corporate Governance Committee -, Telefónica Data Colombia was authorised to apply for and obtain a loan from BBVA of the sum of 5 million US dollars.

Appointment of Agent Entities to distribute the shares of Antena 3

On 24th September 2003, following a favourable report of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors of Telefónica approved the hiring of BBVA and La Caixa to act as Agent Entities to distribute the shares of Antena 3 de Televisión, S.A. among the shareholders of Telefónica.

4.2 OPERATIONS PERFORMED WITH THE DIRECTORS AND EXECUTIVES OF THE COMPANY AND OF THE GROUP.

According to the information provided by the Company, no member of its Board of Directors, nor any executive[4]of the Company, has performed operations with the Company in the course of the last financial year.

In this sense, one must point out that, according to the terms established in the Regulations of the Board, the Directors must abstain from intervening in deliberations that affect matters in which they have a direct or indirect interest, or when they affect a member of their family or a company in which they have an executive office, or hold a significant stake in its share capital. Likewise, the Director may not directly or indirectly perform professional or commercial transactions with Telefónica, or with any of the companies in the Group, unless the Board of Directors, with the abstention of the Director affected, approves the transaction with the favourable vote of at least 90% of the Directors present, and following a report by the Nominating, Compensation and Corporate Governance Committee.

Moreover, one must state that, as established in the Internal Code of Conduct for Securities Markets Issues of Telefónica, the Company directors are obliged to (a) act at all times with loyalty to the Group and to its shareholders, regardless of their own interests or those of others; (b) to abstain from intervening in or influencing any decision making that may affect the persons or entities with which conflict exists; and (c) to abstain from accessing information classified as confidential that affects that conflict. Moreover, these persons are under the obligation to inform the Regulatory Compliance Unit of the Company of such situations that may potentially lead to any conflict of interests.

[4] To these ends, and pursuant to the terms of Royal Decree 377/1991, of 15th March, the term executive shall be understood to mean general managers and similar who have top management duties reporting directly to the governing bodies, executive commissions or Managing Directors of the listed company.

4.3 SIGNIFICANT OPERATIONS PERFORMED WITH OTHER COMPANIES BELONGING TO THE SAME GROUP.

Telefónica is the parent company that heads a Group of companies that perform their corporate object through their stake in these companies. According to the organisational structure of the Group and its co-ordination policies, one must point out that, among others, its financial policy and, in some cases, the actual financial management is centralised through that parent company. According to this, most of the operations performed by the Company with the companies belonging to its Group are operations of a financial nature, to cover their needs for funds and coverage of interest rate and exchange rate risks.

According to this, as to financial year 2003, as recorded in the individual Annual Accounts of Telefónica ended on 31st December 2003, the total credits to companies in the Group amounted to 23,719.81 million euros, while the debt with companies in the Group and associates amounted to 25,512.67 million euros.

As to the balances with associated companies, one must point out that on 31st December 2003, the financing provided to Sogecable, S.A. according to the commitments acquired in the agreements signed in relation to integration of the satellite platforms, the headings “Other credits” long term and “Credits to associated companies” short term on the Consolidated Balance sheet at 31st December 2003, include an amount of 222.49 and 9.27 million euros, respectively, with that company. Moreover, one must point out a long term balance of 64.65 million euros with Medi Telecom and a short term balance with Ipse 2000, amounting to 280.58 million euros.

Likewise, attention is drawn to the headings “Debtor associated companies” and “Debts to associated companies” amounting to 48.18 and 26.74 million euros, respectively, for the companies in the Group Brasilcel. In relation to Medi Telecom, these sums amounted to 9.33 and 4.21 million euros in each heading.

On the other hand, the amount of sales and services rendered that are recorded in the Profit and Loss Account for the financial year ended on 31st December 2003, are for sales to companies in the Group, mainly the management contract with Telefónica de Argentina, S.A In that sense, in November 1990, Telefónica and Telefónica de Argentina, S.A. entered into a management agreement in force until 2003, which regulated the advisory services provided by Telefónica and the price of these. The revenue received for that item during financial year 2003 amounted to 28.02 million euros.

Apart from these operations of an ordinary nature, the 2003 Strategic Alliance between Telefónica and Terra Networks, S.A. must be mentioned, as described in the relevant information on the decisions made by the Board of Directors in section 3.2.2 of this Report.

INFORMATION ON RISK CONTROL SYSTEMS

5.1 GENERAL MODEL OF THE RISK CONTROL SYSTEM.

Telefónica performs permanent monitoring of the most significant risks of the main companies forming its Group. To do so, the Company has a map recording the risks requiring specific control and monitoring according to their importance. With the same objective of permanent monitoring of the risks identified, in November 2001, Telefónica set up a project aimed at protecting one of the most important assets of the Company: its reputation. To do so, it identified the main risks to the reputation of the Company before its customers, shareholders and investors, employees, suppliers, partners, the media and society at large.

Identification of these risks and processes is performed by the Directorate General of Internal Audit and Management Resources, which is responsible for the Internal Audit department of the Company, and its results are reported periodically to the Audit and Control Committee of Telefónica.

The 50 risks considered by the model are classified in the following categories:

(i) Risks related to the business processes.

▪ Operational risks

▪ Integrity risks

▪ management and human resources risks

▪ Technological risks

▪ Financial risks

(ii) Information risks.

▪ Operating information

▪ Financial information

▪ Strategic evaluation

(iii) Risks related to the environment.

(iv) Corporate reputation risks .

In order to establish adequate control systems, Telefónica has a set of rules, approved by the Board of Directors, that regulate the basic aspects of this system, as well as implementation of the control systems. The main internal regulations to these ends will be as follows:

(a) Regulation on the registration, communication and Control of financial/accounting information.

▪ Recording, communication and control of the financial-accounting information.

▪ Disclosure controls and procedures regulation.

▪ Intra-group operations: procedures for recording, payment and conciliation.

(b) Regulations on control over the activities of the Company personnel.

▪ Travel and hospitality expenses of the executives: limits, justification, reimbursement, etc.

▪ Regulations on physical safety and information.

(c) Regulations on external representation and links to the Company.

▪ Payments: segregation of duties, concurrent double signature, bank conciliations, etc.

▪ Powers of Attorney: to sign contracts, open accounts, withdraw funds, etc.

Thus, Telefónica has certain units with responsibilities for control over specific risks to the Company, such as Risks and Insurance, Reputation, Regulation, Control of Management and Human Resources (labour risks).

Lastly, the Company has an Intervention Unit for control of application of the funds, control of the relevant operations, control of travel and hospitality expenses, implementation of basic controls in the processes of greatest risk, etc.

5.2 CONTROLS OVER THE FINANCIAL-ACCOUNTING INFORMATION PROCESS.

Within the Company risks, due to its special relevance to investors and shareholders, one must emphasise the control system over the process of financial-accounting information. At Telefónica, that system is regulated through the following manuals, instructions and regulations:

▪ Manual of Rules for Evaluation and Accounting Policies.

▪ Instructions for closing and external audit.

▪ Annual calendar of financial – accounting information.

▪ Corporate Accounting Plan.

▪ Manual of the Subsidiary Information System (technical – computing instrument for reporting financial-accounting information and to consolidate the financial statements).

▪ Rules of intra-group and internal control operations.

In another order of things, one must point out that all the companies in the Group have insurance coverage for reasonable protection against the possible risks of damage to the fixed assets assigned to the operations and possible loss of profit arising from this. These policies include certain excesses. Management of that insurance is centralised at Group level within the Subdirectorate General of Corporate Risks and Insurance.

RELATIONS WITH SHAREHOLDERS AND MARKETS

6.1 OPERATION OF THE GENERAL SHAREHOLDERS’ MEETING.

The General Shareholders’ Meeting is the supreme deciding body through which the corporate will is expressed and, in that sense, the shareholders, legally and validly constituting the General Meeting, decide by majority on the matters that lie within the remit of the Meeting, attributed to it by Law or the Articles of Association.

6.1.1 Existence and description of the Regulations of the General Shareholders’ Meeting.

Telefónica foresees submission for consideration and approval, if appropriate, at its next Ordinary General Shareholders’ Meeting, of its Regulations of the General Shareholders’ Meeting, in which it establishes the rules and principles of its organisation and operation, thus fulfilling the terms of Act 26/2003, of 17th July. Until this takes place, the organisation, operation and development of the General Shareholders’ Meeting of Telefónica is governed by the terms of the Mercantile Laws in force and the Articles of Association of the Company.

The General Shareholders’ Meeting of the Company is called by its Board of Directors, which approves not only convening of the Meeting, but also the matters that are to be submitted for deliberation and, if appropriate, resolution by the Meeting (Agenda), as well as the Proposals of Resolutions that are submitted for its approval, along with the reports that may be required on those Proposals in each case.

Calling of the General Shareholders’ Meeting, as well as its Agenda, are published for the shareholders and public at large in the Official Journal of the Mercantile Registry of Spain and in several national newspapers published in the city where the Company has its registered office (Madrid, Spain). Likewise, the calling and Agenda of the Meeting shall be announced in other newspapers that are widely read in the foreign countries where the Company shares are listed, when the regulatory rules there so require, and also in a financial daily that is widely read in the financial world.

6.1.2 Rights of the shareholders in relation to the General Shareholders’ Meeting.

The rights of each and every one of the shareholders, in relation to holding the General Shareholders’ Meeting, are subject to thorough respect and treatment by the Company, on the terms and conditions established in the applicable laws in force and in the Articles of Association.

Those rights are, apart from to impugn the corporate resolutions passed by the Meeting pursuant to the requisites established in the Act, the right to information, the right to attend and the right to vote.

In order to facilitate and make possible the exercise of the right to information by any shareholder, the proposals of resolutions to be submitted for approval of the Meeting and the documents and mandatory reports related to them, are made available to the shareholders on the terms and conditions established in the Spanish Companies Act, from when the announcements to call the Meeting are published.

Likewise, the Company attends, within the possibilities of the requests for information in relation to the matters on the Agenda of the General Shareholders’ Meeting, formulated by any shareholder, in the days immediately prior to holding the Meeting, as well as on the day of the actual Meeting being held, the agenda of which expressly includes a turn for shareholders to speak, in which all shareholders attending the Meeting may speak and their interventions shall always be replied to by the Chairman of the Company.

As to the rights to attend and vote at the General Shareholders’ Meeting, the Company facilitates exercise of such right to the greatest extent, always within the framework provided by the applicable laws in force and the Articles of Association, especially that of representation of the shareholders at the General Shareholders’ Meeting, which may be granted in favour of any person, even if not a shareholder.

Lastly, the manifestation of respect and guarantee ensured by the Company of the rights of the shareholders in relation to the General Shareholders’ Meeting, it must mention, on one hand, that formation of the roll of attendance and calculation of the quorum of attendance for valid constitution of the Meeting are entrusted to a firm of recognised prestige in its sector of activity, that acts subject to accredited professional practice; and on the other hand, that the Board of Directors requires the presence of a Notary Public to take the Minutes of the General Shareholders’ Meeting.

6.1.3 Data on attendance at previous General Meetings of Shareholders

In the last three years, the General Shareholders’ Meeting of Telefónica has held three ordinary sessions, the attendance data of which is as follows:

Ordinary General Shareholders’ Meeting of 15 June 2001
Shareholders present:	907
Shareholders represented:	110,936
TOTAL SHAREHOLDERS	111,843

Shares present:	2,277,209
Shares represented:	1,772,729,452
TOTAL SHARES	1,775,006,661

PERCENTAGE OF SHARE CAPITAL	39.02%

Ordinary General Shareholders’ Meeting of 12 April 2002
Shareholders present:	864
Shareholders represented:	121,069
TOTAL SHAREHOLDERS	121,933

Shares present:	2,220,812
Shares represented:	1,688,052,956
TOTAL SHARES	1,690,273,768

PERCENTAGE OF SHARE CAPITAL	35.47%

Ordinary General Shareholders’ Meeting of 11 April 2003
Shareholders present:	1.139
Shareholders represented:	115.411
TOTAL SHAREHOLDERS	116.550

Shares present:	2.848.105
Shares represented:	2.032.297.555
TOTAL SHARES	2.035.145.660

PERCENTAGE OF SHARE CAPITAL	41.05%

6.1.4 List of the resolutions passed by the General Shareholders’ Meeting.

During financial year 2003, the Ordinary General Shareholders’ Meeting of Telefónica, at its meeting held on 11th April 2003 (the only one that took place during that financial year), passed the resolutions stated below, that were subject to the relevant notification to the CNMV as a relevant fact on 11th April 2003. The section of the Company web page on the General Shareholders’ Meeting also provided information on these resolutions.

The resolutions passed by the Ordinary General Shareholders’ Meeting, held on 11th April 2003, are summarised as follows:

▪ Point I of the Agenda: Approval of the Annual Accounts and Management Report, of Telefónica and its Consolidated Group of Companies, as well as the proposal for application of the result (compensation of losses against reserves) by Telefónica and on the management by its Board of Directors, all in relation to financial year 2002.

▪ Point II of the Agenda: Modifications within the Board of Directors: it proceeded to re-election of Mr Miguel Horta e Costa, to ratification of the appointment by pre-emption of the Director Mr Fernando de Almansa Moreno−Barreda, performed by the Board of Directors on 26th February, and appointment as Company Directors of the said Mr Fernando de Almansa Moreno−Barreda, Mr Jesús María Cadenato Matía, and Mr José Fonollosa García.

▪ Point III of the Agenda: Appointment of the Accounts Auditor for financial year 2003, granted to the firm of auditors Deloitte & Touche España, S.L. (formerly called Deloitte España, S.L. and prior to that Arthur Andersen y Cía. S.Com) as Accounts Auditor to audit the Annual Accounts and Management Reports of Telefónica and its Consolidated Group of companies for financial year 2003.

▪ Point IV of the Agenda: Authorisation to acquire own shares, directly, or through companies in the Group.

▪ Point V of the Agenda: Delegation in favour of the Board of Directors of the power to issue bonds, promissory notes and other fixed yield bills, simple, exchangeable and/or convertible, with the attribution, in the latter case, of the power to exclude the pre-emptive right of the shareholders and holders of convertible securities, and the power to guarantee issues by the subsidiary companies.

▪ Point VI of the Agenda: Reduction of the share capital by amortisation of own shares, with exclusion of the shareholders’ right to opposition.

▪ Point VII of the Agenda: Amendment of article 28 of the Articles of Association (transparency and publicity of remuneration of the Directors), creation of a new article 31 bis (Audit and Control Committee of the Board of Directors), and addition of a new section 4 to article 35 (distribution in species of dividends and return in species of the issue premium or contributions in the case of capital reduction).

▪ Point VIII of the Agenda: Setting the limit to the annual remuneration to be received by the Board of Directors as a whole pursuant to new article 28.1 of the Articles of Association.

▪ Point IX of the Agenda: Extraordinary distribution of the issue premium in money and in species: (a) Distribution in money: Distribution of the issue premium by payment of each and every one of the current shares in the Company of 0.25 euros per share, making the relevant charge in the Premium Reserve for Share Issue; (b) Distribution in kinds: Distribution of the Premium Reserve for Share Issue, by delivery to the shareholders of Telefónica, S.A. of shares representing 30% of the stock capital of Antena 3.

▪ Point X of the Agenda: Delegation of powers to formalise, interpret, correct and execute the resolutions passed by the General Shareholders’ Meeting.

6.2 TRANSPARENCY AND DISCLOSURE.

Several articles of the Regulations of the Board of Directors of Telefónica are assigned to regulate the channels through which relations are established between the Board of Directors and the shareholders of the Company (of the individual shareholders, as well as the institutional and investment shareholders) so it may thus ensure the greatest possible transparency in those relations.

It also expressly establishes that the Board of Directors, in its relations with the shareholders, is obliged to guarantee equal treatment.

6.2.1 The Shareholders’ Office.

In order to maintain permanent, exclusive contact with its shareholders, Telefónica has a Shareholders’ Office. This service facilitates and discloses all the relevant information for the shareholders and attends specifically to the queries that may be raised by any shareholder, managing them through its call center, its web page, or by mail.

As to the operation of this service during financial year 2003, the following data is provided:

▪ The number of calls received by Telefónica on the Toll Free Line, 900 111 004 (operates from Monday to Friday, 9 to 19 hours) amounted to 105,936.

▪ The queries made through the Customer Service Web Site amounted to 2,313.

▪ On a quarterly basis, more than 660,000 copies were distributed of a publication that provides information on the quarterly results, as well as economic-financial events that may be relevant to the shareholder.

▪ Individual information was sent by mail to 2,640 addresses and 2,313 queries were attended through the Customer Service Web Site.

Telefónica also participates in specialised Forums on the stock exchanges and other markets (Madrid, Barcelona and Valencia) aimed at the specific investor, where presentations were made on management and the perspectives of the Company and its Group.

Lastly, in order to improve the quality of the information that the Shareholders’ Office supplies, all the queries managed through a call center, web page and mail are computer processed to be able to perform qualitative as well as quantitative analysis, and thus to improve the channels of communication and correct possible deficiencies. The distribution of queries by matters of interest to Telefónica shareholders in 2003 is analysed in the following chart:

6.2.2 Investor Relations Department.

On the other hand, in order to provide personal attention to Institutional Investors, Telefónica has an Investor Relations Department. That department has the most relevant duty of designing and executing the communication programme at Telefónica for the national and international financial markets, in order to publicise and explain the main strategic, organisational, operational and business actions of the Company, as well as to periodically report on the financial results arising from its activity. Through this department, Telefónica informs the financial markets of all necessary relevant information to form expectations on its future performance, thus participating actively to adequate setting of the price of the securities issued by the Company.

In 2003, following the policy of transparency in the communication and disclosure of information to institutional investors and financial analysts, a high level of activity has been maintained through presentations at forums, in holding meetings and conference calls, organisation of road shows in the main financial cities, and in holding the Third Annual Investors’ Conference. In this sense, excluding the later, meetings were held throughout 2003 with nearly 350 investment institutions, with the Company management team participating actively in the communication tasks.

The central axis of communication with investors and analysts are the quarterly presentations of results by the Company, in relation to which the Investor Relations department makes a special effort at communication in which it combines the preparation of the Quarterly Report on Results and registration at the CNMV, with conference calls in which the management team analyses the results obtained, that may be followed by telephone or on the Internet (webcast), guaranteeing universal access to the information in real time. The conference calls in 2003 had an total average audience of approximately 190 participants, between telephone calls and the Internet.

The same means and structure are applied to specific conference calls organised to explain relevant strategic operations and decisions to the financial markets, after the appropriate notification to the relevant regulatory bodies. This category includes placement of an issue of bonds amounting to 2,000 M€ completed in the first quarter of 2003.

Within the Company Communication Programme, along with the quarterly presentations of results, one must especially mention the Third Investors’ and Analysts’ Conference held on 9th and 10th October in Madrid, at which the main landmarks of the Strategic Plan 2004-2006 were reviewed, as presented by the Chairman and Executives of the main business lines of the Telefónica Group. On that occasion, the company gathered more than 280 participants, continuing with the clear trend in improving the quality of the audience as, for the second consecutive year, there was an increase in participation by institutional investors. Another sign of the scope of the Conference was shown by the number of hits on the specific web site designed for that purpose, that received half a million page visits just in the month of October and exceeded 77,000 files downloaded.

The Communication Programme prepared by the Investor Relations department was completed by eight road shows in Europe, the United States and Brazil, in which meetings were held with nearly 200 investors, as well as participation in the main sectorial fixed and variable yield conferences organised by financial institutions in the main European and American cities.

In recognition of the effort at communication made during financial year 2003, the Investor Relations department was named the second best team in the European Telecommunications sector by the Thomson Extel Pan-European Survey, a benchmark survey on the financial markets, in which more than 1,000 listed companies participated, as well as the main investment banks and fund management firms.

6.2.3 Market disclosure.

In compliance with the terms foreseen in the applicable laws, the Company informs each and every one of the regulatory bodies of the markets on which its securities are traded, through the relevant communications of relevant facts and other communications, punctual information on any significant event that arises in relation to its business. During financial year 2003, Telefónica issued a total of sixty six (66) communications, as shown in the following table:

Type of information	Number

Investment and divestment operations of a strategic nature	12
Presentations of quarterly results	10
Changes in the Board of Directors and other governing bodes and relevant information on Corporate Governance	6
Presentations on the Company	9
Information on strategy, objectives and strategic agreements	8
Law suits, litigation, relevant penalisation proceedings	1
Other communications of relevant facts	20

TOTAL	66

On the other hand, the company provide information to the investors and shareholders through different Informative Prospectuses published, of annual as well as exhaustive global information on the Company, its business and economic-financial information, as well as the brief ones that have been recorded at the different regulatory bodies of the securities markets due to a specific operation. Thus, during 2003, Telefónica registered the following Prospectuses:

▪ The Continued Informative Prospectus on financial year 2002, registered on the official registries at the National Stock Exchange Commission on 16 September 2003.

▪ The brief Informative Prospectus on the Public Offering to Acquire Shares made by Telefónica for all the shares of Terra Networks, S.A., registered on the official registries of the National Stock Exchange Commission on 19 June 2003.

▪ Annual Informative Prospectus in 20F format, which was registered on 30 June 2003, at the U.S. Securities Exchange Commission.

▪ The Annual Informative Prospectus IAN, registered on 16 July 2003, at the Comissao de Valores Mobiliários (CVM) in Brazil.

▪ The Annual Informative Prospectus S.R.S. which was registered on 30 June 2003, at the Japan Securities and Clearing Corporation and at the Tokyo Stock Exchange.

▪ The brief Informative Prospectuses on two capital increases against freely available reserves. Due to the two capital increases that the Board of Directors of Telefónica agreed to execute during financial year 2003, the relevant Prospectuses were registered on the official registries of the National Stock Exchange Commission on capital increase, the first of them registered on 16 January 2003, and second on 27 February 2003.

▪ The brief Informative Prospectus on the Promissory Note Programme of Telefónica, that was registered on the official registries at the National Stock Exchange Commission on 18 December 2003.

Lastly, one must point out that the policy of transparency and information of the Telefónica Group has been backed up by the following international awards:

▪ Best performance in European Investor Relations in telecommunications (2003, Thomson Extel Survey).

▪ Best web prize of the Ibex 35, awarded by the magazine Dinero, on 5th February 2003. This prize was awarded on the basis of a study made in collaboration with Look & Enter, a company specialised in Internet marketing and communication.

▪ Prize for Financial Information, granted by Pricewaterhousecoopers (PWC) that prepares the annual “Value Reporting Review”.

▪ Special Mention “Best Financial Media Relations”, granted by IR Magazine Eurozone Awards 2003, as one of the companies that maintains the best relations with the financial media.

▪ Third position in the Spanish Corporate Reputation Monitor, 2003 edition, prepared by the Analysis and Research Institute at the Complutense University of Madrid.

6.2.4 Information provided through the web page.

During 2003, important work was carried out on reviewing the Telefónica web page, as to relevant information for shareholders and investors, creating a new section specifically dedicated to matters of Corporate Governance, restructuring the pre-existing information and including new content.

It is also necessary to point out that the Telefónica web page contains all the information required by “Ministerial Order 3722/2003, of 26th December, on the annual report on corporate governance and other instruments of information of listed stock companies and other entities”, published last 8th January.

This page received a total of 680,000 visits during 2003. The following information may be accessed on it:

Content related to corporate governance

▪ Relevant documentation: Articles of Association, Regulations of the Board of Directors, Internal Codeof Conduct in, Annual Report on Corporate Governance for financial year 2002, etc.

▪ Shareholding Structure: most significant stakes and number of shareholders.

▪ General Shareholders’ Meeting years 2001, 2002 and 2003: resolutions passed, quorum and results of voting, speeches and presentations made.

▪ The Board of Directors: duties, composition and the number of Telefónica’s shares held by the Directors.

▪ Committees of the Board of Directors: duties and composition of each of them.

▪ The Management Team: identification of the members of the top management of Telefónica and the top executives of its main lines of business.

▪ Remuneration policy: Information on remuneration of the Directors, executives and on remuneration schemes linked to the evolution of existing shares.

Content in financial and stock exchange matters

▪ Financial information: Annual reports from 1998, and quarterly results of the last three years.

▪ Official Records: Informative Prospectuses registered before the different regulatory bodies of the stock markets where the Company is listed.

▪ Corporate presentations: most relevant corporate presentations made over the last two financial years, including presentations on agreements and acquisitions, and the presentations made at the last Investor Conferences.

▪ Stock Exchange Information: the stock exchange and listing data of the securities in real time, on the dividends, presence on the stock exchanges, pondering of the main indexes, capital increases made, etc.

▪ Market opinion: consensus of analysts on Telefónica, comparing target prices, last reports published.

▪ Other relevant information: financial calendar of the Company, corporate profile, basic indicators, etc ..

General information on the business

▪ Information on the structure and stakes in the Telefónica Group.

▪ Press releases issued during the financial year.

▪ Communications of Relevant Facts and other disclosures during the financial year.

▪ Corporate social liability.

Lastly, one must mention that all the information on the web page – except for some specific documents – is provided in three languages: Spanish, Portuguese and English.

DEGREE OF COMPLIANCE WITH THE

CORPORATE GOVERNANCE RECOMMENDATIONS

7.1 TELEFONICA, S.A.

The following is an analysis of the degree of compliance with the most relevant recommendations on Corporate Governance at an international level, including those made at Spanish level, in the Report published by the “Special Commission to Study an Ethical Code for the Boards of Directors of the companies: Governance of listed companies”, of 26th February 1998 (Olivencia Code) as well as the Report by the “Special Commission to encourage transparency and security on the markets and listed companies”, of 8th January 2003 (Aldama Report).

Principles of Corporate Governance

Existence of internal provisions to regulate the system of corporate governance.

The fundamental rules of corporate governance of Telefónica are set forth in its Articles of Association and in the Regulations of the Board of Directors. The Regulations of the Board of Directors, as fundamental rules for corporate governance of the Company, determine the principles of action of the Board of Directors, regulate its organisation and operation and set the rules of conduct of its members.

The Board of Directors

Express undertaking by the Board of Directors of the general duties of supervision, as an indelegable task, and establishment of a catalogue of matters reserved for its hearing.

The Regulations of the Board of Directors basically configure it as a body to supervise and control the activity of the Company, delegating management of its ordinary business upon the executive bodies (single person or collegiate) and the management team. Moreover, as established in these Regulations, the Board binds itself to directly exercise certain responsibilities (general strategies, own portfolio policy, implementation and monitoring of internal control systems, etc.)

Composition of the Board of Directors

Operative size of the Board according to the characteristics of the Company.

The Articles of Association of Telefónica foresee that the Board of Directors is comprised of a minimum of five and a maximum of twenty members. The Board of Directors of Telefónica is now comprised of nineteen Directors.

Due to the complexity of the Telefónica Group, the significant number of companies comprising it, the variety of the sectors in which it performs its activities, its multinational nature, as well as its economic and corporate relevance, the size of the Board of Directors is considered adequate and suitable to achieve effective, operational functioning in all cases.

Integration of a reasonable number of independent Directors on the Board.

Majority of Directors external or non executive directors out of the number of executive Directors.

Multinational presence on the Boards of Directors.

Considering the present composition of the present Board of Directors of Telefónica, the principles that govern this composition – established in the Regulations of the Board -, one may conclude that: (a) it has a significant number of independent Directors (eight); (b) the external Directors (proprietary and independent) form an ample majority over the executive ones (fourteen to five); and, (c) it has a very significant share of independent Directors, who are in majority in relation to the proprietary ones (eight to six).

On the other hand, due to the multinational nature of the Telefónica Group, the Board of Directors of the Company has three foreign Directors.

Operation of the Board

Meetings of the Board: frequency, encouraging participation by all the Directors, care in drafting the minutes and annual evaluation of the efficiency of the Board.

To ensure adequate operation of the Board, its meetings are held at least once a month, according to a pre-set calendar, in which the matters on the Agenda will be analysed and discussed. It will be directly supervised by the Secretary who shall especially ensure that the minutes drafted provide a true record of the matters dealt with and, when appropriate, the resolutions passed.

The Company ‘s CEO

If the Board opts for the formula of accumulating both the Chairman and the CEO positions in a single person y, the Company shall adopt the necessary precautions to reduce the risks of concentration of power in a sole person.

The Chairman of the Board of Directors is the CEO of the Company, although according to the terms of the Regulations of the Board of Directors, his actions must comply at all times to the criteria and directives set by the General Shareholders’ Meeting and by the Board of Directors and by the Committees reporting to it. Likewise, all resolutions or decisions of special relevance to the Company must previously be submitted for approval by the Board of Directors or relevant control Committee. Moreover, it is necessary to have the reports and proposals by the different Committees of the Board to pass certain resolutions. It is important to point out that the Chairman does have a deciding vote on the Board of Directors.

Secretary to the Board of Directors

Relevance of the figure of the Secretary to the Board, reinforcing his independence and stability, and emphasising his duty to ensure the formal and material legality of the actions by the Board.

The Secretary to the Board has Director status, in order to reinforce his authority on the Board. Pursuant to the terms of the Regulations of the Board, the Secretary has the essential mission of caring in all cases for the formal and material legality of the actions by the Board and to guarantee that its procedures and rules of governance are respected.

The Executive Committee

Existence of an Executive Committee with a similar composition to that of the Board and relations between both based on a principle of transparency.

The relations between the Board of Directors of Telefónica and its Executive Committee are based on a principle of transparency, so the Board has full knowledge of the matters dealt with and the decisions made by this Committee. According to this, those matters are always included as a point on the Agenda to be dealt with at the next meeting of the Board of Directors.

The Board of Directors sub-committees.

Existence of Board sub-committees comprised exclusively by external Directors, in particular, with responsibility on audit and control matters, and on matters related to appointments and compensation.

The Board of Directors of Telefónica has the sub-committees recommended by the Olivencia Code: an Audit and Control Committee, and a Nominating, Compensation and Corporate Governance Committee, with the competencies that Code attributes them. Also according to this one, these Committees are comprised exclusively of external Directors.

Besides, the Board of Directors considered it convenient to constitute three additional sub-committees: the Regulation Committee, the Human Resources and Corporate Reputation Committee, and the Service Quality and Customer Service Committee. Moreover, in 2003, at its meeting on 26th February, the Board of Directors of the Company resolved to create a sixth Committee, the International Affairs Committee.

Thus, on the date of issue of this Report, there are six Board sub-committees in the Company.

The Directors

Measures to guarantee that the Directors have the necessary information in time and form.

The Company takes the necessary measures to ensure that the Directors have sufficient information enough time in advance, specifically elaborated and aimed at preparing the sessions of the Board and its Committees, without any excuse for non fulfilment, based on the importance or reserved nature of the information – apart from absolutely exceptional circumstances.

Formal, transparent procedure to select Directors, based on a proposal by the Appointments Committee.

The proposals of appointments of Directors always comply with the terms of the Regulations of the Board and are preceded by the relevant favourable report by the Nominating, Compensation and Corporate Governance Committee.

Existence of regulations that establish the obligation of the Directors to decide in cases that may negatively affect the operation of the Board or the credit and reputation of the Company. Establishment of an upper age to hold office as a Director.

The Regulations of the Board make it obligatory for Directors to resign in cases that may negatively affect the operation of the Board or the credit and reputation of the Company. On the other hand, pursuant to the Regulations of the Board, the Directors must hand in their resignation and formalise the relevant resignation when they reach the age of seventy (70). Executive Directors shall resign from executive office at the age of sixty five (65), although they may remain as Directors, if the Board so decides.

Regulation of the obligations arising from the general duties of diligence and loyalty of the Directors considering, in particular, the situation of conflict of interest, the duty of confidentiality, taking advantage of business opportunities and the use of corporate assets.

According to the recommendations made in the Olivencia Code and in the Aldama Report, the Regulations of the Board provide a specific title for this, formed by twelve articles, to describe the range of rights and obligations of the Directors. This title details the details that arise from the obligations of diligence and loyalty of the Directors, considering, in particular, the situation of conflicts of interest, the duty of confidentiality, in particular, the situation of conflicts of interest, the duty of confidentiality, taking advantage of business opportunities and use of corporate assets.

Recognition of the rights of Directors to obtain information and establishment of channels to exercise them.

The Regulations of the Board formally recognise the rights of all Directors to gather and obtain the necessary information and advice to fulfil their duties of supervision, and establish the appropriate channels to exercise that right, enabling even resorting to external experts under special circumstances.

The Director compensation policy is adequate and fits the criteria of moderation, which must be proposed, evaluated and reviewed by the Compensation Committee, and detailed, individual information must be provided.

As to the policy of retribution of the Directors, it is proposed, evaluated and reviewed by the Nominating, Compensation and Corporate Governance Committee, and complies with criteria of moderation. The Company provides annual information on the compensation received by the holders of offices or posts on the Board. Moreover, in line with the Aldama Report, the external Directors shall not participate in any compensation scheme linked to the listed value of the shares.

Measures to extend the duties of loyalty to the significant shareholders and top management.

Lastly, the duties of loyalty to the significant shareholders is extended, foreseeing that the Board reserves the right to examine and authorise any transaction between the Company and any of its significant shareholders. Under no circumstances will the transaction be approved without a prior report by the Nominating, Compensation and Corporate Governance Committee evaluating the operation from the point of view of equal treatment of the shareholders and their conditions, which must be those of the market. On the other hand, and in line with the Aldama Report, the Company has extended the obligations arising from the duty to loyalty of the top management, through what is set forth in the Internal Rules of Conduct in matters of conflict of interest.

Relations of the Board with the markets

Quick, precise, reliable information for the markets, and establishment to that end of procedures and controls for communication of the information within the Company.

Periodic financial information prepared according to the same principles and professional practices as the annual accounts and verified by the Audit Committee.

Duty of information and transparency, (especially in matters of corporate governance).

The Regulations of the Board assign several articles to regulating the channels through which relations are established between the Board of Directors and the shareholders of the Company so it may thus ensure the greatest possible transparency in those relations.

Beyond the requisites set in the by-laws in force, the Board of Directors of Telefónica, has committed itself to providing the markets with precise, reliable information. In particular, the periodic financial information of the Company, just as expressly recorded in the Regulations of the Board, is prepared according to the same principles and professional practices as the annual accounts, and before being disclosed, is verified by the Audit and Control Committee, according to the functions that Committee is attributed.

Moreover, in line with the recommendations of the Aldama Report, the Company provides the market all the information that may be considered relevant to the investors, in a symmetrical, equitable manner. According to the obligations established under the new Financial Act, the Company issues communications of relevant information to the National Stock Exchange Commission, prior to its diffusion by any other means, as soon as the fact is known, or as soon as the decision has been taken, or the agreement or contract is signed with the third parties concerned. The Company ensures that its communication of relevant information is true, clear and complete at all times.

In matters of transparency in corporate governance, and in line with the recommendations put forward in the Aldama Report, as during last financial year 2002, Telefónica has prepared a specific Report on corporate governance. In the same line, the Company has set up a Web Page on Corporate Governance, that includes, among others, the content suggested by the Aldama Report (Articles of Association, internal regulations of the Company, periodic financial information, composition of the Board of Directors and its sub-committees, etc.).

Relations of the Board with the external auditors

Establishment of measures to monitor the independence of the external auditors.

Through the Audit and Control Committee, the Board of Directors has established a stable, professional relation with the Accounts Auditor to the company, with strict respect for its independence, in addition to fulfil the recommendations to that end in the Olivencia Code. According to this, the Audit and Control Committee monitors situations that may be a risk to the independence of the External Auditors of the Company and, specifically, supervises the percentage of fees it is paid in relation to the total revenue of the audit firm.

Lastly, it reports on the Company annual report, pursuant to the legal requisites in force, on the fees paid to the External Auditor to the Company including those related to non-audit services.

In fulfilment of the legal requisites established by the United States by-laws on this matter, and in line with the Aldama Report, the audit and related services provided by the External Auditor to the Company must have prior approval by the Audit y Control Committee.

The General Shareholders’ Meeting

Measures that make the mechanism to delegate votes more transparent and encourage communication by the Company with the shareholder.

In order to provide for and make it possible for any shareholder to exercise the right to information, the proposals of resolutions submitted for approval by the Meeting and the documents and required reports related to them are made available to the shareholders, on the terms and conditions of the Stock Company Act, from when the announcements calling the Meeting are published.

Likewise, the Company attends, as far as possible, to requests for information related to matters included on the Agenda of the General Shareholders’ Meeting that are raised by any shareholder, in the days prior to holding the Meeting, as at the actual Meeting, the agenda of which expressly includes a turn for the shareholders to speak, during which all the shareholders attending the Meeting who so wish may express themselves, and their interventions will always be replied to by the Chairman of the Company.

As to the right to attend and vote at the General Shareholders’ Meeting, the Company facilitates exercise of those rights as much as possible, always within the framework set in the applicable laws in force and the Articles of Association, especially that of representation of shareholders at the General Shareholders’ Meeting, which may be granted in favour of any person, although not a shareholder.

According to the demands of the Spanish mercantile laws, the documentation related to the points on the Agenda are available to all the shareholders at the Company registered office, and they may apply to have it sent to them free of charge. The same information is also available to all shareholders on the Company web page.

7.2 OTHER COMPANIES IN THE TELEFÓNICA GROUP.

In addition to Telefónica, the company that heads the Group, the shares of which are listed on 9 different markets, the Telefónica Group is formed by another 21 listed companies, some of which, in addition to being present on the local stock exchanges, are listed in the United States.

The following is a list of the listed companies of the Telefónica Group, showing the markets on which its shares are traded.

Company	Local Market	United States
Spain
Telefónica Móviles, S.A.	Spain	NYSE
Terra Networks, S.A.	Spain	NASDAQ
Telefónica Publicidad e Información, S.A	Spain
Argentina
Telefónica de Argentina, S.A.	Buenos Aires	NYSE
Telefónica Móviles Argentina, S.A.	Buenos Aires
Telefónica Holding de Argentina, S.A.	Buenos Aires
Compañía Internacional de Telecomunicaciones, S.A.	Buenos Aires
Telefónica Data Argentina, S.A.	Buenos Aires
Brazil
Tele Sudeste Celular Participaçoes, S.A.	Sao Paulo	NYSE
Tele Leste Celular Participaçoes, S.A.	Sao Paulo	NYSE
Celular CRT Participaçoes, S.A.	Sao Paulo	NYSE
Telesp Celular Participaçoes, S.A.	Sao Paulo	NYSE
Tele Centro Oeste Celular Participaçoes, S.A.	Sao Paulo	NYSE
Telecomunicaciones de Sao Paulo, S.A.	Sao Paulo	NYSE
Telefónica Data Brasil Holding, S.A.	Sao Paulo
Chile
Compañía de Telecomunicaciones de Chile, S.A.	Santiago de Chile	NYSE
Compañía de Teléfonos de Chile Transmisiones Regionales, S.A.	Santiago de Chile
Peru
Telefónica Móviles Perú Holding, S.A.A	Lima	NYSE
Telefónica Data Perú Holding, S.A.A	Lima
Telefónica de Perú, S.A.A	Lima
El Salvador
Telefónica el Salvador	El Salvador

The corporation has encouraged the adoption of the best Corporate Governance practices within the Group, regardless of the specific requisites on each market. Thus, all the listed companies in the Telefónica Group now have common minimum standards for corporate governance that are fulfilled across the board, as detailed in the following table:

COMMON MINIMUM STANDARDS OF CORPORATE GOVERNANCE
Composition of the Board of Directors
Majority of external or non executive Directors in relation to executive Directors. Existence of a reasonable number of independent Directors on the Board.
Operation of the Board of Directors.
Existence of operating rules of the Board (”Reglamento del Consejo”in Spain).
Calendar. Minimum number of meetings.
Regulation of the rights and obligations of the Directors[5].
Board of Directors sub-committees.
Existence of an Audit and Control Committee.
Existence of a Nominating, Compensation and Corporate Governance Committee[6].
Comprised exclusively of non executive Directors.
Transparency.
Shareholder customer service.
Information on corporate governance provided annually in an Annual Report or Specific Report.
Web Page on Corporate Governance (including Relevant Facts)[7].
Others.
Control systems for the financial-accounting information.
Internal Code of Conduct for Securities Markets Issues.

[5] Regulation contained either in an internal rule of the Company, or in the local by-laws.

[6] All the Spanish listed companies in the Group have this Committee. This practice will gradually be spread to other companies in the Group, according to the specific characteristics of each of them.

[7] In the case of the Spanish listed companies in the Group, the content in matters of corporate governance in these pages is adapted to the requirements of Ministerial Order 3722/2003, of 26th December, on the annual report on corporate governance and other instruments providing information on listed stock companies and other entities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 9, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors